EXHIBIT 99.1

Centerra Gold Records Third Quarter Net Earnings of $27.6 million ($0.09 per common share), Adjusted Net EarningsNG of $35.7 million ($0.12 per common share), Cash Provided by Operating Activities of $62.4 million and Free Cash FlowNG of $41.0 million

All figures are in United States dollars and all production figures are on a 100% basis and continuing operations basis, unless otherwise stated. This news release contains forward-looking information regarding Centerra Gold’s business and operations. See “Caution Regarding Forward-Looking Information”. All references in this document denoted with “NG” indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure.

TORONTO, Nov. 05, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its third quarter 2021 results.

Significant financial and operating highlights of the third quarter include:

  Net earnings and adjusted net earningsNG of $27.6 million or $0.09 per common share (basic), and $35.7 million or $0.12 per common share (basic), respectively.
  Cash flow provided by operating activities and free cash flowNG of $62.4 million and $41.0 million, respectively.
  Mount Milligan Mine and Öksüt Mine recognized free cash flow from mine operations of $25.9 million and $48.9 million, respectively.
  Cash position at quarter-end of $911.7 million with total liquidity of $1,311.7 million.
  Consolidated production of 76,913 ounces of gold and 17.9 million pounds of copper.
  Consolidated gold production costs and copper production costs were $630 per ounce and $1.50 per pound, respectively.
  Consolidated all-in sustaining costs on a by-product basisNG and consolidated all-in costs on a by-product basisNG were $781 per ounce and $932 per ounce, respectively.
  Full-year 2021 cost guidance lowered for the Öksüt Mine. The Öksüt Mine’s gold production costs and all-in sustaining costs on a by-product basisNG are now expected to be in the range of $450 to $500 per ounce and $680 to $730 per ounce, respectively. The Company’s consolidated gold production costs and all-in sustaining costs on a by-product basisNG are now expected to be in the range of $600 to $650 per ounce and $700 to $750 per ounce, respectively.
  Legal proceedings relating to the Kumtor Mine continue. During the third quarter of 2021, an arbitrator was appointed in the arbitration proceedings against the Kyrgyz Republic and Kyrgyzaltyn JSC and the Company filed an application seeking interim measures in the Kumtor arbitration proceedings to prevent, among other things, the Kyrgyz Republic and Kyrgyzaltyn JSC from causing irreparable damage to the mine. On October 27, 2021, the appointed arbitrator resigned, citing the refusal by the Kyrgyz Republic and Kyrgyzaltyn JSC to agree to protections he had requested against personal claims being brought against him by the parties or to pay his requested fees. The Company has requested that the Permanent Court of Arbitration and its designated appointing authority promptly appoint a replacement arbitrator.
  Quarterly dividend declared of CAD$0.07 per common share.

Commentary

Scott Perry, President and Chief Executive Officer of Centerra stated, “During the third quarter we continued to demonstrate positive safety performance as the Öksüt mine achieved two million work hours without a lost-time injury. At the same time, Thompson Creek Mine, Langeloth Facility and Kemess UG Project each achieved one year without a lost-time injury and our 75%-owned Endako Mine achieved eight years without a lost-time injury.”

“Across the organization we continue to stay vigilant with respect to the COVID-19 virus. At both our Mount Milligan and Öksüt Mines, vaccination clinics have been set up for employees and contractors, with second vaccination doses having been provided to the majority of site employees. We are proactively maintaining our rigorous safety protocols across the organization to prevent any outbreaks and reduce the spread of COVID-19 for the health and safety of our employees, contractors, communities and other stakeholders.”

“Our operations performed well in the third quarter and we achieved Company-wide gold production from continuing operations of 76,913 ounces at all-in sustaining costs on a by-product basis of $781 per ounce. With this performance, and what we are expecting in the fourth quarter, we are on track to achieve the upper-end of our gold production guidance and the lower-end of the all-in sustaining costs on a by-product basis guidance. During the third quarter, the Mount Milligan Mine produced 39,658 ounces of gold and 17.9 million pounds of copper at all-in sustaining costs on a by-product basis of $727 per ounce. In the same period, the Öksüt Mine produced 37,255 ounces of gold at all-in sustaining costs on a by-product basis of $603 per ounce during the third quarter as we started mining and stacking higher grade material, making it our lowest cost producer in the quarter.”

“Financially, the Company continues to generate significant free cash flow, even without the contribution from the Kumtor Mine. During the third quarter, we generated $62.4 million in cash provided by operating activities, including $43.3 million from the Mount Milligan Mine and $52.1 million from the Öksüt Mine. Company-wide free cash flow from continuing operations in the third quarter of 2021 totalled $41.0 million, including $25.9 million from the Mount Milligan Mine and $48.9 million from the Öksüt Mine. Both mines are on track to achieve record free cash flow for the full year. We finished the quarter with a debt-free balance sheet and a cash position of $911.7 million.”

“Based on the Company’s financial position, strong operating results and cash flows, the Board approved on November 4, 2021, a quarterly dividend of CAD$0.07 per share.”

“While we continue to seek resolution to the Kumtor Mine dispute, the Company continues to be financially and operationally strong. At the Öksüt Mine, mining activities will continue in the high-grade zones in the fourth quarter of 2021 and in 2022. Based on the consolidated results for the first nine months of the year, including consolidated free cash flowNG from continuing operations of $139.7 million, the Company remains on track to achieve our revised 2021 consolidated production and cost guidance and potentially exceed the upper-end of our consolidated free cash flowNG from continuing operations guidance of $125 to $175 million in 2021.”

“Lastly, I would like to recognize that after more than 15 years with Centerra, John Pearson, Vice-President, Investor Relations will be retiring at the end of this year. I want to congratulate John on his upcoming retirement and thank him for his continuous commitment and dedicated service. During his long tenure, with Centerra, John has been the backbone of our investor relations efforts, consistently communicating with the marketplace. Over this time, the Company transformed from having a Central Asia focus into a multi-mine diverse business. On behalf of myself, the Company, and the Board, I would like to wish John a happy retirement. Upon John’s retirement, all investor relations responsibilities will be assumed by Toby Caron, Treasurer and Director, Investor Relations.”

Exploration Update

Exploration activities in the third quarter of 2021 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Turkey, Finland and the United States of America.

Exploration expenditures at the Company’s operations were $7.2 million in the third quarter of 2021 The activities were focused on expanded drilling programs at the Mount Milligan Mine and the Öksüt Mine, as well as at the Sivritepe Project in Turkey.

A resource expansion drilling program commenced in August 2021 at the Mount Milligan Mine. The drilling is designed to develop and upgrade resources and reserves in the MBX, WBX and DWBX zones below and to the west of the current ultimate open-pit boundary. There is the potential for significant resources to exist in these areas and assays returned throughout the third quarter of 2021 show wide intercepts of potentially significant mineralization outside the ultimate open-pit boundary. The resource expansion drilling program will continue into the fourth quarter of 2021 and additional drilling will be completed in advance of an updated resource model to support a new life-of-mine plan.

At the Öksüt Mine, a resource expansion drilling which commenced earlier in the year was completed early in the third quarter of 2021. Drilling activities were performed to provide greater confidence to the resources and reserves within the Keltepe and Güneytepe deposits in support of an updated resource model and new life-of-mine plan. Exploration drilling activities completed late in the third quarter of 2021 expanded oxide gold mineralization at the Keltepe North and Keltepe Northwest deposits and provided encouragement that it may be possible to join these two deposits in the future.

Selected drill program results and intercepts are highlighted in the supplementary data at the end of this news release. The drill collar locations and associated graphics are available at the following link:

http://ml.globenewswire.com/Resource/Download/7c29d6c2-5f7e-4117-9e23-a12eae1bccab

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Conference Call

Centerra invites you to join its 2021 third quarter conference call on Friday, November 5, 2021 at 9:00 AM Eastern Time. The call is open to all investors and the media. To join the call, please dial toll-free in North America: +1 (800) 759-0876. International participants may access the call at: +1 (416) 981-0157. Results summary presentation slides are available on Centerra Gold’s website at www.centerragold.com. Alternatively, an audio feed webcast will be broadcast live by Intrado and can be accessed live on Centerra Gold’s website at www.centerragold.com. A recording of the call will also be available on Centerra Gold’s website at www.centerragold.com shortly after the call and via telephone until midnight Eastern Standard Time on November 12, 2021 by calling: +1 (416) 626-4100 or 1 (800) 558-5253 and using passcode 21998229.

For more information:

John W. Pearson
Vice President, Investor Relations
Centerra Gold Inc.
(416) 204-1953
john.pearson@centerragold.com

Toby Caron
Treasurer and Director, Investor Relations
Centerra Gold Inc.
(416) 204-1153
toby.caron@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis
For the Period Ended September 30, 2021

This Management Discussion and Analysis (“MD&A”) has been prepared as of November 4, 2021 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and nine months ended September 30, 2021 in comparison with the corresponding period ended September 30, 2020. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements (the “interim financial statements”) and the notes thereto, for the three and nine months ended September 30, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, the related MD&A and the Annual Information Form for the year ended December 31, 2020 (the “2020 AIF”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2021, the 2020 Annual Report and the 2020 AIF are available at www.centerragold.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov/edgar. In addition, this MD&A contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” in this MD&A. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with “NG” indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure.

Caution Regarding Forward-Looking Information

Information contained in this MD&A which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2021 Guidance, including outlook on production (including the timing thereof), cost, free cash flow and capital spend in 2021, and the assumptions used in preparing such guidance and outlook, including those discussed under “2021 Material Assumptions”; the impact of the seizure of the Kumtor Mine on the Company’s other operations and businesses; the outcome of arbitration and other proceedings initiated by the Company regarding the unlawful seizure by the Kyrgyz Government of the Kumtor Mine in May, 2021, or the outcome or effect of the legacy environmental and tax disputes and criminal investigations relating to the Kumtor Mine, or the outcome of any future discussions or negotiations to resolve any or all of the disputes relating to the Kumtor Mine; possible impacts to operations relating to COVID-19; the Company’s expectation regarding having sufficient water at the Mount Milligan Mine in the medium-term for its targeted throughput and its plans for a long-term water solution; the Company’s continued evaluation of potential activity at the Kemess East Project; expectations regarding the resources and reserves within the Keltepe and Güneytepe deposits in support of an updated resource model and new life-of-mine plan; expectations regarding the future joining of the Keltepe North and Keltepe Northwest deposits; the Company’s expectations regarding exploration results in connection with the Sivritepe Project and 2XFred Project; the Company’s expectations of adequate liquidity and capital resources for 2021; and, expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Turkey and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company, including the potential failure to negotiate a mutually acceptable outcome of disputes relating to the Kumtor Mine; risks that an arbitrator will reject the Company’s claims against the Kyrgyz Republic and/or Kyrgyzaltyn JSC (“Kyrgyzaltyn”) or that such claims may not be practically enforceable against the Kyrgyz Republic and/or Kyrgyzaltyn; risks related to the continued imposition by the Kyrgyz Government of external management on the Company’s wholly-owned subsidiary, Kumtor Gold Company (“KGC”) or the prolongation of such external management, including risks that the external manager materially damages the Kumtor Mine’s operations; the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the investment agreements governing the Kumtor Mine and not take any expropriation action against the Kumtor Mine; risks that the Kyrgyz Government undertake further unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; risks related to the concentration of assets in Central Asia; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and, potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; and, the fact that the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, depends on the cash flow of its subsidiaries; and, (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in mining operations; the adequacy of the Company’s insurance to mitigate operational risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed 2020 AIF available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate as many factors and future events, both known and unknown, could cause actual results, performance, or achievements to vary or differ materially from the results, performance, or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of November 4, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances, or any other events affecting such forward-looking information, except as required by applicable law.

TABLE OF CONTENTS

Overview Overview of Consolidated Financial and Operating Results Overview of Consolidated Results Outlook Recent Events and Developments Financial Performance Balance Sheet Review Financial Instruments Operating Mines and Facilities Discontinued Operations Quarterly Results – Previous Eight Quarters Related party transactions Contingencies Accounting Estimates, Policies and Changes Disclosure Controls and Procedures and Internal Controls Over Financial Reporting Non-GAAP Measures Qualified Person & QA/QC – Non-Exploration (including Production information)	9 10 11 14 19 23 25 28 29 40 41 41 41 43 43 44 50

Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey and other markets worldwide. Centerra’s principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Turkey (the “Öksüt Mine”). The Company also owns the pre-development stage Kemess underground project (the “Kemess UG Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America. The Company owns and operates a Molybdenum Business Unit, particularly the Langeloth metallurgical processing facility, operating in Pennsylvania, United States of America, and two primary molybdenum mines in care and maintenance: the Thompson Creek Mine in Idaho, United States of America and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor Mine, located in the Kyrgyz Republic, through its wholly-owned subsidiary, KGC. Although the Company remains the rightful owner of KGC, the illegal seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn have resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company’s balance sheet, (ii) no value was ascribed to the Company’s interest in KGC, (iii) the Company recognized a loss on the change of control in the second quarter of 2021 and (iv) results of the Kumtor Mine’s operations are now presented as a discontinued operation in the Company’s financial statements.

As of September 30, 2021, Centerra’s significant subsidiaries are as follows:

		Current	Property
Entity	Property - Location	Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%

Öksüt Madencilik A.S.	Öksüt Mine - Turkey	Operation	100%

Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%

AuRico Metals Inc.	Kemess UG Project - Canada	Pre-development	100%

Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%

Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and maintenance	75%

Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Discontinued operation	100%

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As of November 4, 2021, there are 296,920,978 common shares issued and outstanding, options to acquire 3,273,950 common shares outstanding under the Company’s stock option plan and 1,034,794 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Results

Unaudited ($ thousands, except as noted)	Three months ended September 30,			Nine months ended September 30,
Financial Highlights (Continuing operations basis, except as noted)	2021	2020	% Change	2021	2020	% Change
Revenue	$220.6	$251.3	(12%)	$649.1	$509.3	27%
Production costs	121.6	103.8	17%	355.7	310.8	14%
Depreciation, depletion, and amortization	30.4	30.8	(1%)	89.5	70.8	26%
Earnings from mine operations	$68.6	$116.7	(41%)	$203.9	$127.7	60%
Net earnings (loss) from continuing operations	27.6	82.4	(67%)	172.1	(15.4)	(1218%)
Adjusted net earnings from continuing operations(1)	35.7	82.4	(57%)	113.9	28.1	305%
Net earnings (loss) from discontinued operations	-	123.3	(100%)	(828.7)	328.8	(352%)
Net earnings (loss) (2)	$27.6	$205.7	(87%)	$(656.6)	$313.3	310%
Adjusted net earnings(1)(2)	$35.7	$205.7	(83%)	$198.3	$356.8	(44%)
Cash provided by operating activities from continuing operations	62.4	151.7	(59%)	209.1	188.0	11%
Free cash flow from continuing operations(1)	41.0	124.9	(67%)	139.7	120.1	16%
Adjusted free cash flow from continuing operations(1)	45.3	124.9	(64%)	148.6	120.1	24%
Cash provided by operating activities from discontinued operations	-	207.1	(100%)	143.9	560.0	(74%)
Net cash flow from discontinued operations(8)	-	156.1	(100%)	47.8	400.8	(88%)
Capital expenditures - total(3)	20.1	25.7	(22%)	65.2	63.8	2%
Sustaining capital expenditures	18.7	13.2	42%	62.3	28.9	116%
Non-sustaining capital expenditures	1.4	12.5	(89%)	2.9	34.9	(92%)
Net earnings (loss) from continuing operations per common share - basic(4)	0.09	0.28	(68%)	0.58	(0.05)	(1260%)
Net earnings (loss) per common share - $/share basic(2)(4)	0.09	0.70	(87%)	(2.21)	1.06	(308%)
Adjusted net earnings from continuing operations per common share - basic(1)(4)	0.12	0.28	(57%)	0.38	0.10	280%
Adjusted net earnings per common share - $/share basic(1)(2)(4)	0.12	0.70	(83%)	0.67	1.21	(45%)
Operating Highlights (Continuing operations basis)
Gold produced (oz)	76,913	101,266	(24%)	216,944	185,880	17%
Gold sold (oz)(7)	75,721	95,937	(21%)	224,445	186,294	20%
Average market gold price ($/oz)(5)	1,790	1,911	(6%)	1,800	1,737	4%
Average realized gold price ($/oz )(1)(6)	1,542	1,685	(8%)	1,477	1,506	(2%)
Copper produced (000s lbs)	17,861	23,305	(23%)	56,282	62,441	(10%)
Copper sold (000s lbs)	18,512	21,726	(15%)	60,833	61,502	(1%)
Average market copper price ($/lb)(5)	4.26	2.93	45%	4.17	2.64	58%
Average realized copper price ($/lb)(1)(6)	2.55	2.43	5%	2.73	2.04	34%
Molybdenum sold (000s lbs)	2,615	3,599	(27%)	9,100	10,056	(10%)
Average market molybdenum price ($/lb)	19.06	7.71	147%	15.02	8.57	75%
Unit Costs (Continuing operations basis)
Gold production costs ($/oz)	630	495	27%	625	649	(4%)
All-in sustaining costs on a by-product basis ($/oz)(1)(6)	781	367	113%	672	679	(1%)
All-in costs on a by-product basis ($/oz)(1)(6)	932	689	35%	806	1,104	(27%)
Gold - All-in sustaining costs on a co-product basis($/oz)(1)	928	648	43%	916	906	1%
Copper production costs ($/lb)	1.50	1.02	47%	1.44	1.21	19%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	1.95	1.19	64%	1.21	1.38	(12%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3)	Capital expenditures are presented as incurred and accrued.
(4)	At September 30, 2021, the Company had 296,777,174 common shares issued and outstanding.
(5)	Average for the period as reported by the London Bullion Market Association (LBMA US-dollar Gold P.M. Fix Rate) and, for Copper, the London Metal Exchange (LME).
(6)	Includes the impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, and the impact of copper hedges.
(7)	Includes 6,654 ounces of gold in the first nine months of 2020, which were sold prior to achieving commercial production at the Öksüt Mine on May 31, 2020.
(8)	Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.

Overview of Consolidated Results

Although the Company remains the rightful legal owner of KGC, due to the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic, the Company derecognized the assets and liabilities of the Kumtor Mine in the statement of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three and nine months ended September 30, 2021 and 2020. As a result, the Company’s consolidated results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Third Quarter 2021 compared to Third Quarter 2020

Net earnings and earnings from continuing operations of $27.6 million were recognized in the third quarter of 2021, compared to net earnings of $205.7 million in the third quarter of 2020. In 2020, net earnings figures include the results from the Kumtor Mine which is accounted for as a discontinued operation. Net earnings from continuing operations were $82.4 million in the third quarter of 2020. The decrease in net earnings from continuing operations was primarily due to a decrease in the gold ounces sold at the Mount Milligan Mine and at the Öksüt Mine, a decrease in the copper pounds sold at the Mount Milligan Mine and lower average realized gold prices, partially offset by the higher average copper and molybdenum prices.

Adjusted net earningsNG and adjusted net earnings from continuing operationsNG in the third quarter of 2021 were $35.7 million, compared to adjusted net earningsNG in the third quarter of 2020 of $205.7 million and adjusted net earnings from continuing operationsNG of $82.4 million in the third quarter of 2020.

The most significant adjusting item to net earnings in the third quarter of 2021 was:

  $8.1 million in legal and other costs directly related to the seizure of the Kumtor Mine.

Cash provided by operating activities from continuing operations was $62.4 million in the third quarter of 2021, compared to $151.7 million in the third quarter of 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to a decrease in the gold ounces sold at the Mount Milligan Mine and the Öksüt Mine, a decrease in the copper pounds sold at the Mount Milligan Mine due to mine sequencing, and lower average realized gold prices. In addition, there was an unfavourable working capital change at the Molybdenum Business Unit with a significant increase in molybdenum concentrate inventory held at quarter-end at a higher average molybdenum price as well as the effect of an $11.4 million tax refund received in the third quarter of 2020.

Free cash flow from continuing operationsNG of $41.0 million was recognized in the third quarter of 2021, compared to $124.9 million in the third quarter of 2020. The decrease in free cash flow from continuing operationsNG was primarily due to lower cash provided by operating activities from continuing operations and higher sustaining capital expenditures at the Mount Milligan Mine. Sustaining capital expenditures were higher primarily due to development costs associated with the tailing storage facility (“TSF”), and capital expenditures related to mill equipment and capital components.

Adjusted free cash flow from continuing operationsNG of $45.3 million was recognized in the third quarter of 2021, compared to $124.9 million in the third quarter of 2020.

The most significant adjusting item to free cash flow in the third quarter of 2021 was:

  $4.3 million of legal and other related costs directly related to the seizure of the Kumtor Mine.

Gold production costs from continuing operations were $630 per ounce in the third quarter of 2021 compared to $495 per ounce in the third quarter of 2020. The increase in production costs from continuing operations was primarily due to a decrease in gold ounces sold at the Mount Milligan and Öksüt Mines, a decrease in pounds of copper sold at the Mount Milligan Mine due to mine sequencing, and an increase in production costs at the Mount Milligan Mine.

All-in sustaining costs on a by-product basisNG from continuing operations were $781 per ounce in the third quarter of 2021 compared to $367 per ounce in the third quarter of 2020. The increase in all-in sustaining costs on a by-product basis was primarily due to a decrease in ounces of gold sold at the Mount Milligan and Öksüt Mines, a decrease in pounds of copper sold, and higher sustaining capital expenditures at the Mount Milligan Mine.

All-in costs on a by-product basisNG from continuing operations were $932 per ounce in the third quarter of 2021 compared to $689 per ounce in the third quarter of 2020. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG, partially offset by lower non-sustaining capital expenditures at the Kemess UG Project and lower non-sustaining capital expenditures at the Öksüt Mine as mine construction was completed in 2020.

First Nine Months 2021 compared to First Nine Months 2020

A net loss of $656.6 million was recognized in the first nine months of 2021, compared to net earnings of $313.3 million in the first nine months of 2020. Net loss and net earnings figures include the results from the Kumtor Mine which is accounted for as a discontinued operation. The change was primarily due to the loss on the change of control of the Kumtor Mine of $926.4 million, partially offset by a gain of $72.3 million on the disposition of the Company’s interest in the Greenstone Partnership and an increase in net earnings from continuing operations between periods.

Adjusted net earningsNG in the first nine months of 2021 were $198.3 million, compared to adjusted net earningsNG in the first nine months of 2020 of $356.8 million.

Significant adjusting items to net loss in the first nine months of 2021 include:

  $926.4 million non-cash loss on the change of control of the Kumtor Mine;
  $72.3 million gain on the sale of the Greenstone Partnership;
  $15.3 million gain from the discontinuance of the Kumtor Mine’s fuel hedge instruments; and,
  $16.2 million of legal and other related costs directly related to the seizure of the Kumtor Mine.

The most significant adjusting items to net earnings in the first nine months of 2020 was:

  $43.5 million non-cash reclamation provision revaluation expense at sites on care and maintenance related to the Molybdenum Business Unit, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows.

Net earnings from continuing operations of $172.1 million were recognized in the first nine months of 2021, compared to net loss from continuing operations of $15.4 million in the first nine months of 2020. The change was primarily due to an increase in gold ounces sold at the Mount Milligan Mine and the Öksüt Mine, higher average realized copper prices, an increase in net earnings from the Molybdenum Business Unit due to higher average molybdenum prices, a gain on the disposition of the Company’s interest in the Greenstone Partnership, lower corporate administration costs as a result of a decrease in the Company’s share-based compensation costs and a decrease in reclamation expense at sites placed on care and maintenance related to the Molybdenum Business Unit. This was partially offset by higher tax expense resulting from both the gain on the sale of the Company’s interest in the Greenstone Partnership and higher net earnings from the Mount Milligan Mine.

Adjusted net earnings from continuing operationsNG in the first nine months of 2021 were $113.9 million compared to adjusted net earnings from continuing operationsNG in the first nine months of 2020 of $28.1 million.

Significant adjusting items to net earnings from continuing operations in the first nine months of 2021 include:

  $14.2 million of legal and other related costs directly related to the seizure of the Kumtor Mine; and,
  $72.3 million gain on the sale of the Company’s interest in the Greenstone Partnership.

The most significant adjusting items to net loss from continuing operations in the first nine months of 2020 was:

  $43.5 million non-cash reclamation provision revaluation expense at sites on care and maintenance related to the Molybdenum Business Unit, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows.

Cash provided by operating activities from continuing operations was $209.1 million in the first nine months of 2021, compared to $188.0 million in the first nine months of 2020. The increase in cash provided by operating activities from continuing operations was primarily due to an increase in ounces of gold sold at the Mount Milligan and the Öksüt Mines, higher average realized copper prices and a more favourable change in working capital at the Mount Milligan Mine from the timing of vendor payments between periods. Partially offsetting the increase was an unfavourable working capital change at the Molybdenum Business Unit from an increase in product inventory held at a higher average molybdenum price as well as the effect of a $22.8 million tax refund received in the first nine months of 2020.

Free cash flow from continuing operationsNG of $139.7 million was recognized in the first nine months of 2021, compared to free cash flow NG from continuing operations of $120.1 million in the first nine months of 2020. The increase in free cash flow from continuing operationsNG was due to higher cash provided by operating activities from continuing operations, lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020 and lower non-sustaining capital expenditures at the Kemess UG Project. Partially offsetting the increase in free cash flow from continuing operationsNG between the periods were higher sustaining capital expenditures at the Mount Milligan Mine primarily due to higher expenditures related to the purchase of new mining equipment, TSF development costs and major planned equipment rebuilds as well as higher sustaining capital expenditures at the Öksüt Mine primarily due to higher deferred stripping following the commencement of commercial production.

Adjusted free cash flow from continuing operationsNG of $148.6 million was recognized in the first nine months of 2021, compared to adjusted free cash flow from continuing operationsNG of $120.1 million in the first nine months of 2020.

The most significant adjusting item to free cash flow in the first nine months of 2021 was:

  $8.9 million of legal and other related costs directly related to the seizure of the Kumtor Mine.

Gold production costs from continuing operations were $625 per ounce in the first nine months of 2021 compared to $649 per ounce in the first nine months of 2020. The decrease in gold production costs from continuing operations was primarily due to an increase in ounces of gold sold at the Mount Milligan and Öksüt Mines, partially offset by higher mining costs at the Mount Milligan Mine as a result of higher maintenance costs and diesel prices as well as higher processing costs due to higher throughput.

All-in sustaining costs on a by-product basisNG from continuing operations were $672 per ounce in the first nine months of 2021 compared to $679 per ounce in the first nine months of 2020. The decrease was primarily due to an increase in ounces of gold sold at the Mount Milligan and Öksüt Mines, higher average realized copper prices and lower corporate administration expenses as a result of a decrease in the share price used to calculate the Company’s share-based compensation liability. Partially offsetting this decrease were higher mining and administrative costs at the Öksüt Mine, including higher social contributions, and higher sustaining capital expenditures at the Mount Milligan and Öksüt Mines.

All-in costs on a by-product basisNG from continuing operations were $806 per ounce in the first nine months of 2021 compared to $1,104 per ounce in the first nine months of 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expenditures at the Kemess UG Project and at the Öksüt Mine as the mine construction was completed in 2020.

Outlook

2021 Guidance

Centerra has revised its 2021 cost guidance for the Öksüt Mine and on a consolidated basis, including gold production costs, all-in sustaining costs on a by-product basisNG, all-in sustaining costs on a co-product basisNG and all-in costs on a by-product basisNG to reflect updated unit costs at the Öksüt Mine. More detailed discussion on changes to the Company’s 2021 guidance is provided below.

2021 Production Guidance

The Company’s consolidated gold production in the first nine months of 2021 was 216,944 ounces of gold and Centerra’s 2021 full year production guidance remains unchanged, with both the Mount Milligan and the Öksüt Mines trending towards the top end of guidance. The Company continues to monitor the impact of global supply chain disruption on shipping logistics and does not currently expect it to materially affect the performance of the Mount Milligan Mine other than timing of concentrate sales.

2021 production guidance is currently forecast as follows:

	Units	Kumtor(1)	Mount Milligan(2)	Öksüt	Centerra Consolidated
Actual gold production September 30 YTD	(Koz)	-	137	80	217
Gold: full-year production forecast
Unstreamed gold production	(Koz)	-	117 - 130	90 - 110	207 - 240
Streamed gold production(2)	(Koz)	-	63 - 70	-	63 - 70
Consolidated gold production	(Koz)	-	180 - 200	90 - 110	270 - 310
Actual copper production September 30 YTD		-	56	-	56
Copper: full-year production forecast
Unstreamed copper production	(Mlbs)	-	57 - 65	-	57 - 65
Streamed copper production(2)	(Mlbs)	-	13 - 15	-	13 - 15
Consolidated copper production	(Mlbs)	-	70 - 80	-	70 - 80

(1)	Centerra has suspended providing any forward-looking information on the Kumtor Mine’s operations including the mine’s production and costs until the Kumtor situation is resolved.
(2)	The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

2021 Sales, All-in Sustaining and All-in Unit Costs GuidanceNG

Centerra’s 2021 sales, all-in sustaining costs per ounceNG calculated on a by-product and co-product basis, and all-in costs per ounceNG calculated on a by-product basis are forecasted as follows:

	Units	Kumtor(1)	Mount Milligan	Öksüt	Centerra Consolidated(2)
Gold sold	(Koz)	-	180 - 200	90 - 110	270 - 310
Gold production costs	($/oz)	-	650 - 700	450 - 500	600 - 650
All-in sustaining costs on a by-product basis(2)	($/oz)	-	530 - 580	680 - 730	700 - 750
All-in costs on a by-product basis(2)(3)	($/oz)	-	590 - 640	740 - 790	850 - 900
Gold - All-in sustaining costs on a co-product basis(2)(3)	($/oz)	-	850 - 900	680 - 730	900 - 950
Copper production costs	($/lb)	-	1.45 - 1.60	-	1.45 - 1.60
Copper - All-in sustaining costs on a co-product basis(2)(3)	($/lb)	-	2.10 - 2.25	-	2.10 - 2.25

(1)	Centerra has suspended providing any forward-looking information on the Kumtor Mine’s operations including the mine’s production and costs until the situation at the Kumtor Mine is resolved.
(2)	All-in sustaining costs and all-in costs on a by-product and co-product basis are non-GAAP measures and are discussed under “Non-GAAP Measures”. Gold production cost per ounce is different from the all-in sustaining costs on a by-product basis measure and is considered the nearest GAAP measure.
(3)	Mount Milligan production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs including revenue-based taxes. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.

The Company’s consolidated gold production costs were $625 per ounce in the first nine months of 2021 and the full year gold production costs are expected to be in $600 to $650 per ounce range compared to the previously issued guidance of $625 to $675 per ounce, reflecting lower unit costs at the Öksüt Mine. The Öksüt Mine’s gold production costs are expected to be in the range of $450 to $500 per ounce compared to the previous guidance range of $500 to $550 per ounce.

The Company’s consolidated all-in sustaining costs on a by-product basisNG were $672 per ounce in the first nine months of 2021 and the full year all-in sustaining costs on a by-product basisNG are expected to be in the range of $700 to $750 per ounce compared to the previous guidance range of $750 to $800 per ounce, reflecting lower unit costs at the Öksüt Mine. All-in sustaining costs on a by-product basisNG at the Öksüt Mine are expected to be in the range of $680 to $730 per ounce compared to the previous guidance range of $730 to $780 per ounce as the mining activities are expected to continue in the higher grade zones in the fourth quarter of 2021. Mount Milligan’s all-in sustaining costs on a by-product basisNG is expected to be in the range of $530 to $580 per ounce, which is unchanged from the previous guidance range.

Consolidated all-in costs on a by-product basisNG are expected to be in the range of $850 to $900 per ounce compared to the previous guidance range of $900 to $950 per ounce. Öksüt Mine’s all-in costs on a by-product basisNG are expected to be between $740 to $790 per ounce, compared to the previous guidance range of $790 to $840 per ounce. Mount Milligan Mine’s all-in costs on a by-product basisNG are expected to be in the range of $590 to $640 per ounce, which is unchanged from the previous guidance range.

2021 Capital Expenditures Guidance

Centerra’s 2021 guidance for capital spending, excluding capitalized stripping, remains unchanged at $95 to $115 million. Projected capital expenditures are currently forecast as follows:

	Sustaining	Non-sustaining
Projects ($ millions)	Capital(1)	Capital(2)	Total
Mount Milligan Mine	65 - 70	5 - 10	70 - 80
Öksüt Mine	15 - 25	-	15 - 25
Other	~5	~5	~10
Consolidated Total	85 - 100	10 – 15	95 – 115

1)	Sustaining capital includes capitalized stripping costs of $10 million to $15 million at the Öksüt Mine.
2)	Non-sustaining capital expenditures are distinct projects designed to increase the net present value of the mine. The 2021 guidance includes the stage floatation reactor at the Mount Milligan Mine.

Molybdenum Business Unit 2021 Guidance

The Molybdenum Business Unit in 2021 is expected to incur net cash expenditures including cash outflows for changes in working capital of $30 to $35 million, which is unchanged from the previous guidance. The Molybdenum Business Unit’s cash outflows before changes in working capital are estimated to be $3 million to $5 million for 2021. The Company is currently assuming a molybdenum price of $18.00 per pound for the fourth quarter of 2021, which is unchanged from the previous estimate.

Kemess Underground Project 2021 Guidance

Total expenditures at the Kemess UG Project for 2021 are estimated to be $13 million to $15 million, including $11 million for care and maintenance activities, which is unchanged from previous guidance.

2021 Exploration Expenditures

Exploration expenditures for 2021 are expected to be approximately $30 million, which is unchanged from the previous guidance.

2021 Corporate Administration

Cash expenditures for corporate and administration costs for 2021 are forecasted to be between $45 million and $55 million, which is unchanged from the previous guidance. Corporate and administration expenses for 2021 on an accrual basis are expected to be between $30 million and $35 million, of which approximately $20 million was incurred in the first nine months of 2021. Main differences in corporate administration costs on a cash and an accrual basis are related to share-based compensation plan and short-term inventive plan payments. In the first nine months of 2021, the Company made cash payments of approximately $11 million related to share-based compensation plans which were accrued in prior years and are not included in the 2021 expense.

2021 Depreciation, Depletion and Amortization

Consolidated depreciation, depletion, and amortization expense included in costs of sales expense for 2021 is forecasted to be in the range of $110 to $125 million, which is unchanged from the previous guidance.

2021 Taxes

The Mount Milligan operations are subject to corporate income tax and British Columbia mineral tax. The British Columbia mineral tax is forecast to be between $7 and $9 million, which is unchanged from the previous guidance. At the Öksüt Mine, income tax expense is expected to be between $7 to $9 million compared to $1 to $2 million in the previous guidance. The higher tax expense at the Öksüt Mine reflects higher taxable earnings generated by the Öksüt Mine, partially offset by benefits from the eligible expenditures under the Investment Incentive Certificate which are now expected to be fully utilized by the end of 2021.

2021 Material Assumptions

Material assumptions or factors used to forecast production and costs for the fourth quarter of 2021, after giving effect to the hedges in place as at September 30, 2021, include the following:

  a market gold price of $1,750 per ounce (unchanged from the previous guidance) and an average realized gold price at Mount Milligan Mine of $1,290 per ounce after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold at $435 per ounce).
  a market copper price of $3.45 per pound reflects an average swap price of $3.40 per pound on 90% of the Company’s unstreamed copper (previously assumed at $3.48 per pound); an average realized copper price at the Mount Milligan Mine of $2.88 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper at 15% of the spot price per metric tonne).
  a molybdenum price of $18.00 per pound (unchanged from the previous guidance).
  exchange rates:
    $1USD:$1.30 Canadian dollar (previously assumed at $1USD:$1.27 Canadian dollar),
    $1USD:8.50 Turkish lira (previously assumed at $1USD:8.00 Turkish lira).
  diesel fuel price assumption:
    $0.67/litre (CAD$0.87/litre) at Mount Milligan Mine (previously assumed at $0.71/litre (CAD$0.90/litre)).

Mount Milligan Streaming Arrangement

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper produced at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Mine Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2021 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2021 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially, and which are discussed under the heading “Risks Factors” in the Company’s most recent 2020 AIF.

2021 Sensitivities

Centerra’s revenues, net earnings, and cash flows for the remaining three months of 2021 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows for the fourth quarter of 2021.

		Impact on ($millions)					Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after-tax)	AISC(2)(3) on by- product basis
Gold price	$50/oz	0.1 - 0.5	-	5.0 - 6.5	5.0 - 6.0	5.0 - 6.0	2.0 - 3.0
Copper price(4)	10%	0.1 - 0.2	-	0.1 - 1.0	0.1 - 0.8	0.1 - 0.8	5.0 - 6.5
Diesel fuel(3)	10%	1.0 - 1.5	0.1 - 0.5	-	1.5 - 2.0	1.0 - 1.5	11.0 - 14.5
Canadian dollar(1)(3)	10 cents	5.0 - 5.5	0.9 - 1.0	-	6.0 - 6.5	5.0 - 5.5	20.0 - 27.0
Turkish lira(1)	1 lira	1.5 - 2.0	0.1 - 0.5	-	2.0 - 3.0	1.5 - 2.0	15.5 - 21.0

(1)	Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.
(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(3)	Includes the effect of hedging programs.
(4)	2021 fourth quarter copper sales are hedged up to 90%.

Production, cost and capital forecasts for 2021 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially. These are discussed herein under the headings “2021 Material Assumptions” and “Caution Regarding Forward-Looking Information” as well as under the heading “Risk Factors” in the Company’s most recently filed 2020 AIF.

Recent Events and Developments

Kumtor Mine

As previously disclosed, since the beginning of 2021, the Kyrgyz Republic and Kyrgyzaltyn have taken a number of coordinated actions that resulted in the seizure of the Kumtor Mine by the Kyrgyz Republic and a loss of control of the mine by Centerra. In particular:

  The Kyrgyz Republic Parliament established a State Commission in February 2021 to, among other things, review the performance of the Kumtor Mine and to review the results of a previous Kyrgyz Republic state commission established in 2012;

  The Kyrgyz Government resurrected a number of historical tax claims and environmental claims relating to Kumtor, each of which was resolved years ago either through previous settlements or Kyrgyz court decisions. When the Company disclosed the tax claims in March 2021, the amounts claimed by the Kyrgyz Republic were estimated to be approximately $352 million, including taxes, interest and penalties. However, the Company now understands that Kyrgyz officials may have subsequently increased the amounts claimed to over $1 billion;

  A Kyrgyz court rendered a decision awarding damages against KGC of approximately $3.1 billion payable to the Kyrgyz Republic in respect of alleged damages caused by KGC’s past practice of placing waste rock on glaciers;

  During the spring of 2021, the Kyrgyz Republic Parliament began to consider a number of laws and legislative amendments that, among other things, would fundamentally alter and breach the 2009 restated Kumtor project agreements, including the 2009 Kyrgyz law that ratified the Kumtor Project Agreements. Such amendments would not only delete provisions that ensure the primacy of the Kumtor Project Agreements over other Kyrgyz legislation but also subject Kumtor to certain Kyrgyz laws of general application, including tax laws;

  The Kyrgyz Republic seized control of the Kumtor Mine on May 15, 2021 through a coordinated effort to take control of the Kumtor Mine site, KGC’s offices, personnel, computers and documents. The Kyrgyz Republic acted following a preliminary report of the State Commission which made a number of groundless claims against Centerra, KGC and the Kumtor Mine and under the purported authority of a new Temporary Management Law hastily passed by the Kyrgyz Republic Parliament only a few days prior to such seizure; and

  According to statements made by Kyrgyz Republic authorities during and after the events described above, the Company understands that the Kyrgyz Republic has opened a series of criminal investigations relating to the Kumtor Mine and, in particular, alleged corruption of previous agreements entered into between Centerra, its predecessor, and the Kyrgyz Republic Government. The Company further understands that the Kyrgyz Republic has arrested or detained a significant number of former Kyrgyz politicians and government officials, including several former prime ministers, in connection with such investigations. More recently, there have been reports that the Kyrgyz Republic has reopened a series of criminal investigations in connection with the Kyrgyz Republic General Prosecutor Office’s attempt to unwind an ordinary course $200 million dividend declared and paid by KGC to its sole shareholder, Centerra, in December 2013. Such reports identify certain members of former Centerra and KGC management teams and state that those individuals were prosecuted in absentia and put on wanted lists by the State Committee for National Security of the Kyrgyz Republic. The use of the Kyrgyz criminal law and investigations as a pressure tactic in aid of economic or commercial goals is not new for the Kyrgyz Republic. The Company strenuously denies any such allegations which should be viewed in the broader context, including the Kyrgyz Republic Government’s goal of seizing the Kumtor Mine and intimidating its political opponents.

As a result of this loss of control, the Company has been unable to ensure the safety of the mine’s employees or operations and is unable to maintain insurance over the Kumtor Mine.

Centerra, KGC and Kumtor Operating Company (“KOC”) have taken a number of measures in response to the Kyrgyz Republic’s unjustified and illegal seizure of the Kumtor Mine, including but not limited the following:

  The Company has initiated binding arbitration (the “Kumtor Arbitration Proceedings”) against the Kyrgyz Republic and Kyrgyzaltyn to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic and Kyrgyzaltyn accountable in the arbitration for any and all losses and damages that result from its actions against KGC and the Kumtor Mine. On September 27, 2021, the Company announced that it was seeking urgent interim measures in the Kumtor Arbitration Proceedings to address certain critical operational and safety problems at the Kumtor Mine, principally seeking to prevent the Kyrgyz Republic and Kyrgyzaltyn from causing irreparable damage to the Kumtor Mine, to preserve the status quo at the mine and not to deviate from the approved mine plan, and obtain transparency and regular reporting as to the mine’s operations;

  In accordance with long-standing shareholder and investment agreements, the Company has taken steps to restrict Kyrgyzaltyn from transferring or encumbering any common shares of the Company or exercising any voting rights or dissent rights attached to Centerra common shares. In addition, dividends or distributions on Centerra common shares that would otherwise be payable to Kyrgyzaltyn or its affiliates are waived and will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to KGC (or the Kumtor Mine’s assets or operations) or distributions from KGC;

  KGC and KOC filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. The court-supervised process provides for, among other things, a worldwide automatic stay of all claims against KGC and KOC which the Company hopes will deter the Kyrgyz Republic from taking further precipitous action against KGC and the Kumtor Mine, including actions to enforce the meritless environmental and tax claims noted above; and

  The Company has initiated proceedings in the Ontario Superior Court of Justice against Tengiz Bolturuk, a former director of the Company who resigned from the Company’s board of directors to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager, for breaches of his fiduciary duties to the Company.

While Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings, the Company remains willing and available to engage with the Kyrgyz Republic and Kyrgyzaltyn in a constructive dialogue on the matters it considers to be the subject of dispute. No assurances can be given that Centerra will be successful in any of the foregoing legal proceedings or that the Company will be able to negotiate a solution that will not have a material impact on Centerra. There remains the further risk that additional regulatory, tax, or civil claims will be commenced against KGC or the Company. See “Caution Regarding Forward-Looking Information” and the section titled “Risk Factors” in the Company’s 2020 AIF.

The figures related to the Kumtor Mine presented in this document and Centerra’s interim financial statements are accounting figures and do not represent the potentially recoverable damages based on legal claims asserted by the Company and certain subsidiaries arising from the loss of control of the Kumtor Mine. Nothing in this MD&A or the interim financial statements shall act as a waiver of any rights or claims the Company and its subsidiaries may have in connection with the Kumtor Mine.

For more information regarding the events surrounding the seizure of the Kumtor Mine, please refer to the Company’s 2020 AIF dated March 15, 2021 and Management’s Discussion and Analysis for the periods ended March 31, 2021 and June 30, 2021.

COVID-19 Update

Centerra continues to take steps to minimize the effect of the COVID-19 on its business. The Company has established strict protocols at its mine sites to help prevent infection and reduce the potential transmission of COVID-19. A testing facility, funded by the Company, has been recently established at the Mount Milligan Mine to perform rapid testing of all employees, contractors, and other visitors to the site. Vaccination clinics have been set up for employees and contractors at the Mount Milligan Mine and the Öksüt Mine. More than 95% of site employees at the Öksüt Mine have received two doses of vaccination. A vaccination program was also conducted at the Mount Milligan Mine with two vaccination doses provided to over 64% of site employees, a figure that does not include site employees that may have been inoculated offsite. Overall, more than 70% of eligible population in northern British Colombia, where the Mount Milligan Mine is located, received two vaccination doses. While COVID-19 vaccination rates continue to rise in the communities and countries in which the Company operates its mine sites and offices, the Company continues to maintain its COVID-19 protocols.

Neither the Mount Milligan Mine nor the Öksüt Mine have been adversely impacted by COVID-19 in any significant way as employee absences due to COVID-19, or any other illnesses, have so far been successfully managed. However, the Company notes that the effects of COVID-19 on its business continue to change rapidly. Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials. Additionally, the Company is pursuing an active sourcing strategy to identify alternatives for its critical supplies that can be purchased locally to reduce the risk of extended lead-times. All measures enacted to date reflect the Company’s best assessment at this time but will remain flexible and will be revised as necessary or advisable and/or as recommended by public health and governmental authorities.

Safety and Environment

The Company recognized the following notable developments in the course of the third quarter of 2021:

  The Öksüt Mine achieved two million work hours without a lost-time injury.
  The Thomson Creek Mine, Langeloth Facility and Kemess UG Project each achieved one full year without a lost-time injury.
  The Endako Mine achieved eight years without a lost-time injury.
  There were eight reportable injuries company-wide, including four lost-time injuries, two medical aid injuries, and two restricted work injuries.
  There were no reportable releases to the environment.

Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.

Third Quarter 2021 compared to Third Quarter 2020

Revenue of $220.6 million was recognized in the third quarter of 2021 compared to $251.3 million in the third quarter of 2020. The decrease in revenue was primarily due to a decrease in ounces of gold sold at both the Mount Milligan Mine and the Öksüt Mine, lower average realized gold prices, and a decrease in pounds of copper sold at the Mount Milligan Mine, partially offset by higher average realized copper and molybdenum prices.

Gold production was 76,913 ounces in the third quarter of 2021 compared to 101,266 ounces in the third quarter of 2020. Gold production in the third quarter of 2021 included 39,658 and 37,255 ounces of gold from the Mount Milligan Mine and the Öksüt Mine, respectively, a decrease compared to the third quarter of 2020, primarily due to lower gold grades.

Copper production at the Mount Milligan Mine was 17.9 million pounds in the third quarter of 2021 compared to 23.3 million pounds in the third quarter of 2020. The decrease was primarily due to lower copper grades and total throughput.

The Langeloth Facility roasted 2.5 million pounds of molybdenum in the third quarter of 2021 compared to 3.1 million pounds in the third quarter of 2020. This decrease was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $152.0 million was recognized in the third quarter of 2021 compared to $134.6 million in the third quarter of 2020. The increase was primarily due to higher production costs at the Molybdenum Business Unit from higher average molybdenum prices paid to obtain product inventory to be processed.

Income tax expense of $8.4 million was recognized in the third quarter of 2021 compared to an income tax expense of $3.5 million in the third quarter of 2020. Income tax expense in the third quarter of 2021 comprised current income tax expense of $2.7 million and deferred income tax expense of $5.7 million. In comparison, income tax expense in the third quarter of 2020 comprised current income tax expense of $2.6 million and deferred income tax expense of $0.9 million. The increase in income tax expense was primarily due to differences in the level of taxable income in the Company’s operating jurisdictions between periods.

First Nine Months 2021 compared to First Nine Months 2020

Revenue of $649.1 million was recognized in the first nine months of 2021 compared to $509.3 million in the first nine months of 2020. The increase in revenue was primarily due to higher ounces of gold sold at the Mount Milligan Mine and the Öksüt Mine and higher average realized copper and molybdenum prices.

Gold production was 216,944 ounces in the first nine months of 2021 compared to 185,880 ounces in the first nine months of 2020. Gold production in the first nine months of 2021 included 136,909 ounces of gold from the Mount Milligan Mine, an increase compared to the first nine months of 2020, primarily due to higher throughput and higher gold grades and recoveries. The Öksüt Mine, which commenced commercial production May 31, 2020, produced 80,035 ounces of gold in the first nine months of 2021 compared to 66,689 ounces of gold in first nine months of 2020, primarily due to a higher number of ore tonnes stacked on the heap leach and higher heap leach recoveries, partially offset by lower gold grades due to mine sequencing.

Copper production at the Mount Milligan Mine was 56.3 million pounds in the first nine months of 2021 compared to 62.4 million pounds in the first nine months of 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput.

The Langeloth Facility roasted 7.8 million pounds of molybdenum in the first nine months of 2021 compared to 11.0 million pounds in the first nine months of 2020. The decrease in pounds roasted was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $445.2 million was recognized in the first nine months of 2021 compared to $381.6 million in the first nine months of 2020. The increase was primarily due to higher mining and milling costs and timing of concentrate sales at the Mount Milligan Mine and higher mining and processing costs from a longer operating period at the Öksüt Mine. Additionally, there was higher depreciation, depletion and amortization expense at the Öksüt Mine primarily due to a higher number of tonnes stacked on the heap leach pad.

Corporate administration expenses of $19.7 million were recognized in the first nine months of 2021 compared to $28.3 million in the first nine months of 2020. The decrease was primarily due to the effect of the decline in the Company’s share price on the provision for share-based compensation.

Reclamation recovery of $0.1 million was recognized in the first nine months of 2021 compared to an expense of $44.0 million in the first nine months of 2020. The decrease in expense was primarily due to a decline in discount rates which occurred in the first nine months of 2020 that are applied to the underlying future reclamation costs at the Molybdenum sites currently on care and maintenance.

A gain on sale of $72.3 million (excluding contingent receivable consideration) was recognized in the first quarter of 2021 on the disposal of the Company’s 50% interest in the Greenstone Partnership.

Other non-operating expenses of $14.1 million were recognized in the first nine months of 2021 compared to $4.4 million in the first nine months of 2020. The increase in other non-operating expenses was primarily due to corporate legal costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

Income tax expense of $17.6 million was recognized in the first nine months of 2021 compared to an income tax expense of $4.8 million in the first nine months of 2020. Income tax expense in the first nine months of 2021 comprised current income tax expense of $8.1 million and deferred income tax expense of $9.5 million. In comparison, income tax expense in the first nine months of 2020 comprised current income tax expense of $4.7 million and deferred income tax expense of $0.1 million. The increase in income tax expense was primarily due to deferred tax expense recorded on the sale of the Company’s interest in the Greenstone Partnership and higher current tax recorded on net earnings from the Mount Milligan Mine.

Net loss from discontinued operations of $828.7 million was recognized in the first nine months of 2021 compared to net earnings from discontinued operations of $328.8 million in the first nine months of 2020. The decrease in net earnings was primarily due to the loss on the change of control of $926.4 million recognized in the second quarter of 2021 and a shorter operating period as a result of the seizure of the Kumtor Mine. Partially offsetting the decrease in net earnings was a gain recognized on the discontinuance of the Kumtor Mine’s fuel hedging program.

Balance Sheet Review

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company’s statement of financial position for the period ended September 30, 2021. The assets and liabilities presented as at December 31, 2020 are inclusive of the Kumtor Mine.

Cash at September 30, 2021 was $911.7 million compared to $545.2 million at December 31, 2020. The increase was due to the receipt of $210.0 million as consideration for the sale of the Company’s 50% interest in the Greenstone Partnership, free cash flow from continuing operationsNG of $139.7 million and net cash flow from discontinued operations of $49.7 million. The increase in cash was partially offset by dividends paid of $33.0 million in the first nine months of 2021.

Total inventories at September 30, 2021 were $214.5 million compared to $580.6 million at December 31, 2020. The decrease in inventories was primarily due to the processing of a large portion of ore stockpiles at the Kumtor Mine prior to the loss of control as well as derecognition of associated inventory balances of $333.6 million from the Company’s consolidated financial position upon the loss of control. The decrease was partially offset by an increase in inventories at the Langeloth Facility primarily due to higher working capital needs as result of higher molybdenum prices.

At September 30, 2021, the product inventory balance consisted of 82,700 contained gold ounces and 20.6 million contained pounds of copper in surface stockpiles at the Mount Milligan Mine (6.1 million tonnes of ore at a grade of 0.42 g/t gold and 0.14% copper), of which roughly 16% is expected to be processed in 2021. Additionally, the product inventory balance at the Öksüt Mine consisted of 16,239 contained gold ounces in solution at the absorption, desorption, and recovery plant and 28,297 contained gold ounces on surface and stacked (0.1 million tonnes of ore at a grade of 0.80 g/t gold in surface stockpiles and 1.21 g/t gold stacked on the heap leach pad).

Other current assets at September 30, 2021 was $25.8 million compared to $41.0 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine and derecognition of the associated other current assets from the Company’s consolidated financial position.

The carrying value of property, plant and equipment at September 30, 2021 was $1.11 billion compared to $1.69 billion at December 31, 2020. The decrease was primarily due to the derecognition of property, plant and equipment of $629.4 million associated with the loss of control of the Kumtor Mine and the derecognition of property, plant and equipment of $139.6 million associated with the sale of the Company’s 50% interest in the Greenstone Partnership. Partially offsetting the overall decrease were $72.0 million of additions capitalized to the property, plant and equipment related to the Company’s continuing operations and $95.7 million of additions capitalized to the property, plant and equipment related to the Kumtor Mine, which was subsequently derecognized.

Other non-current assets at September 30, 2021 was $10.6 million compared to $77.1 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine and derecognition of the associated reclamation deposits balance of $52.9 million from the Company’s consolidated financial position.

Accounts payable and accrued liabilities at September 30, 2021 was $174.6 million compared to $232.7 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine and derecognition of the associated accounts payable and accrued liabilities balances of $63.3 million from the Company’s consolidated financial position.

The provision for reclamation at September 30, 2021 was $295.5 million compared to $352.2 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine and derecognition of the associated reclamation provision balance of $56.5 million from the Company’s consolidated financial position.

Liquidity and Capital Resources

The Company’s total liquidity position is $1,311.7 million, representing a cash balance of $911.7 million and $400.0 million available under the corporate credit facility. The Company believes that the current liquidity position and forecasted free cash flows from the Company’s Mount Milligan and Öksüt Mines are expected to be sufficient to satisfy working capital needs, contractual obligations and planned capital expenditure and exploration and meet other liquidity requirements through at least the end of 2021 (see “Caution Regarding Forward-Looking Information”).

Due to the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic, the Company derecognized the assets and liabilities of the Kumtor Mine in the statement of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three and nine months ended September 30, 2021 and 2020. As a result, the Company’s consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Third Quarter 2021 compared to Third Quarter 2020

Cash provided by operating activities from continuing operations was $62.4 million in the third quarter of 2021, compared to $151.7 million in the third quarter of 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to a decrease in the gold ounces sold at the Mount Milligan Mine and the Öksüt Mine, a decrease in the copper pounds sold at the Mount Milligan Mine and lower average realized gold prices. Additionally, there was an unfavourable working capital change at the Molybdenum Business Unit from an increase in product inventory held at a higher average molybdenum price as well as the effect of an $11.4 million tax refund received during the three months ended September 30, 2020.

Cash used in investing activities from continuing operations of $20.3 million was recognized in the third quarter of 2021 compared to $25.1 million in the third quarter of 2020. The decrease was primarily due to lower non-sustaining capital expenditures at the Kemess UG Project, partially offset by higher sustaining capital expenditures at the Mount Milligan Mine primarily related to TSF development costs, mill equipment and capital components.

Cash used in financing activities during the third quarter of 2021 was $13.3 million compared to $10.8 million in the third quarter of 2020. The increase was primarily due to higher dividends paid and lower proceeds received from the issuance of common shares.

First Nine Months 2021 compared to First Nine Months 2020

Cash provided by operating activities from continuing operations was $209.1 million in the first nine months of 2021, compared to $188.0 million in the first nine months of 2020. The increase in cash provided by operating activities from continuing operations was primarily due to an increase in ounces of gold sold at the Mount Milligan Mine and the Öksüt Mines, higher average realized gold and copper prices, a more favourable change in working capital at the Mount Milligan Mine. Partially offsetting the increase was an unfavourable working capital change at the Molybdenum Business Unit from an increase in product inventory held in 2021 at a higher average molybdenum price as well as the effect of a $22.8 million tax refund received during the nine months ended September 30, 2020.

Cash provided by investing activities from continuing operations of $145.6 million was recognized in the first nine months of 2021 compared to cash used in investing activities from continuing operations of $38.8 million in the first nine months of 2020. The cash provided by investing activities from continuing operations was primarily due to the proceeds received from the sale of the Company’s 50% interest in the Greenstone Partnership, lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020 and lower non-sustaining capital expenditures at the Kemess UG Project. The increase was partially offset by higher sustaining capital expenditures at the Mount Milligan Mine primarily due to the expenditures related to the purchase of new mining equipment, TSF development costs and major planned equipment rebuilds and higher sustaining capital expenditures at the Öksüt Mine primarily due to higher deferred stripping following the commencement of commercial production.

Cash used in financing activities of $36.0 million was recognized in the first nine months of 2021 compared to $108.6 million in the first nine months of 2020. The decrease was primarily due to the net repayment of the corporate revolving credit facility in first nine months of 2020.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The outstanding hedge positions for each of these programs as at September 30, 2021 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As of September 30, 2021
Instrument	Unit	Type	Q4 2021	2022	2023	2021	2022	2023	Total position(2)	Fair value ($000s)

FX hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.33/$1.39	$1.30/$1.37	$1.23/$1.29	$55.4 M (41%)	$180.0 M (34%)	$70.0 M (18%)	$305.4 M	6,288
USD/CAD forward contracts	CAD	Fixed	$1.35	$1.29	$1.27	$32.0 M (23%)	$94.0 M (18%)	$70.0 M (18%)	$196.0 M	2,531
Total			$1.34	$1.30	$1.25	$87.4 M (64%)	$274.0 M (52%)	$140.0 M (36%)	$501.4 M	8,819

Fuel hedges
ULSD zero-cost collars	Barrels	Fixed	$54/$60	$62/$68	$73/$78	18,152 (42%)	45,100 (30%)	13,500 (12%)	76,752	2,257
ULSD swap contracts	Barrels	Fixed	$65	$61	$75	12,504 (38%)	61,500 (42%)	30,000 (27%)	104,004	2,925
Total						30,656 (80%)	106,600 (72%)	43,500 (39%)	180,756	5,182

Copper hedges(1):
Copper forward contracts	Pounds	Fixed	$3.40	N/A	N/A	12.9 M (92%)	N/A	N/A	12.9M	(8,694)
Copper zero-cost collars	Pounds	Fixed	N/A	$3.59/$4.82	N/A	N/A	34.6 M (56%)	N/A	34.6 M	1,873

Gold/copper hedges (Royal Gold deliverables):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	21,162	N/A	N/A	21,162	(801)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	3.4 M	N/A	N/A	3.4 M	(419)

(1)	The copper hedge ratio is based on the forecasted copper sales production, net of the streaming arrangement with Royal Gold.
(2)	Royal Gold hedging program with a market price determined on closing of the contract.

The realized gains (losses) recorded in the first three and nine months of 2021 and 2020 were as follows:

Hedge program	Realized gain (loss) ($000s)
	Three months ended September 30,		% Change	Nine months ended September 30,		% Change
	2021	2020		2021	2020
FX hedges	$4,101	$1,797	(128%)	$14,042	$(1,569)	995%
Fuel hedges	993	(1,342)	174%	19,379	(3,459)	660%
Copper hedges	(12,934)	N/A	N/A	(36,984)	N/A	N/A

During the second quarter of 2021, the Company unwound certain positions that were hedging future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions resulted in the recognition of realized gain on settlement of $14.2 million, which was recorded in earnings (loss) from discontinued operations in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss).

As at September 30, 2021, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper produced at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Water Update

Stored water inventory at the Mount Milligan Mine is critical to the ability to process ore through the process plant on a sustainable basis. The Mount Milligan Mine accessed water from surface water sources and groundwater wells near the tailings storage facility (“TSF”) during the third quarter of 2021. The stored water inventory was approximately 5.9 million cubic metres as at September 30, 2021, which is sufficient to enable continuous production for a period of at least 12 months, under normal conditions. The Company expects the water inventory level to decrease during winter months before being replenished during freshet in the spring.

The Company continues to pursue a longer-term solution to its water requirements at the Mount Milligan Mine and is in discussions with regulators, First Nations partners and other stakeholders. In 2021, the Company obtained an environmental assessment certificate amendment, and related permits, to access surface water sources for the Mount Milligan Mine through November 2023.

Mount Milligan Financial and Operating Results

Unaudited ($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
Financial Highlights:	2021	2020	% Change	2021	2020	% Change
Gold revenue	$50.8	$64.1	(21%)	$189.0	$158.3	19%
Copper revenue	47.1	52.8	(11%)	166.0	125.6	32%
Other by-product revenue	1.7	3.5	(51%)	8.3	7.8	6%
Total Revenues	$99.6	$120.4	(17%)	$363.3	$291.7	25%
Production costs	57.4	51.5	11%	186.8	169.4	10%
Depreciation, depletion and amortization	19.5	20.8	(6%)	62.2	56.7	10%
Earnings from mine operations	$22.7	$48.1	(53%)	$114.3	$65.6	74%
Earnings from operations	$19.4	$44.8	(57%)	$101.4	$55.4	83%
Cash provided by mine operations	43.3	70.4	(38%)	206.6	141.3	46%
Free cash flow from mine operations(1)	25.9	63.1	(59%)	156.5	119.5	31%
Capital expenditures - total	16.4	8.8	87%	48.4	21.2	129%
Sustaining capital expenditures(3)	15.5	8.8	77%	46.5	21.2	120%
Non-sustaining capital expenditures(3)(4)	0.9	-	100%	1.9	-	100%
Operating Highlights:
Tonnes mined (000s)	11,131	11,305	(2%)	33,436	30,304	10%
Tonnes ore mined (000s)	4,644	5,016	(7%)	14,769	13,845	7%
Tonnes processed (000s)	5,053	5,324	(5%)	15,452	14,568	6%
Process plant head grade gold (g/t)	0.38	0.47	(18%)	0.43	0.41	4%
Process plant head grade copper (%)	0.21%	0.26%	(19%)	0.22%	0.26%	(16%)
Gold recovery (%)	65.5%	64.1%	2%	65.8%	63.5%	4%
Copper recovery (%)	80.2%	80.4%	(0%)	79.4%	78.9%	1%
Concentrate produced (dmt)	39,546	52,643	(25%)	125,089	138,972	(10%)
Gold produced (oz) (2)	39,658	49,854	(20%)	136,909	119,191	15%
Gold sold (oz)(2)	38,517	44,817	(14%)	144,461	120,171	20%
Average realized gold price - combined ($/oz)(1)(2)	1,317	1,429	(8%)	1,308	1,317	(1%)
Copper produced (000s lbs)(2)	17,861	23,305	(23%)	56,282	62,441	(10%)
Copper sold (000s lbs)(2)	18,512	21,726	(15%)	60,833	61,502	(1%)
Average realized copper price - combined ($/lb)(1)(2)	2.55	2.43	5%	2.73	2.04	34%
Unit Costs:
Gold production costs ($/oz)	774	656	18%	689	792	(13%)
All-in sustaining costs on a by-product basis ($/oz) (1)(5)	727	171	325%	504	570	(12%)
All-in costs on a by-product basis ($/oz)(1)(4)	781	224	249%	549	607	(10%)
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)	1,014	773	31%	883	909	(3%)
Copper production costs ($/lb)	1.50	1.02	46%	1.44	1.21	19%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)	1.95	1.19	64%	1.21	1.38	(12%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces and 18.75% of copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(3)	Capital expenditures are presented as spent and accrued.
(4)	Includes the impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, and the impact of copper hedges.

Third Quarter 2021 compared to Third Quarter 2020

Earnings from mine operations of $22.7 million were recognized in the third quarter of 2021 compared to $48.1 million in the third quarter of 2020. The decrease was primarily due to lower average realized gold prices, lower gold ounces and copper pounds sold from fewer shipments, and an increase in production costs from higher average cost of inventory transferred to cost of sales, partially offset by lower average realized copper prices.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/b8b57d7c-8660-430f-98f6-a5e8a98e129b

Cash provided by mine operations of $43.3 million was recognized in the third quarter of 2021 compared to $70.4 million in the third quarter of 2020. The decrease was primarily due to lower average realized gold prices, lower gold ounces and copper pounds sold, increase in production costs, partially offset by an increase in copper average realized prices.

Free cash flow from mine operationsNG of $25.9 million was recognized in the third quarter of 2021 compared to $63.1 million in the third quarter of 2020, primarily due to a decrease in cash provided by mine operations and an increase in capital expenditures related to TSF development costs and capital expenditures related to mill equipment and capital components.

During the third quarter of 2021, mining activities were carried out in phases 4, 5 and 8 of the open pit. Total tonnes mined were 11.1 million tonnes in the third quarter of 2021 compared to 11.3 million tonnes in the third quarter of 2020.

Total process plant throughput for the third quarter of 2021 was 5.1 million tonnes, averaging 54,928 tonnes per calendar day, compared to 5.3 million tonnes, averaging 57,873 tonnes per calendar day in the third quarter of 2020. Decreased throughput was a result of the timing of the planned process plant shutdown in the third quarter of 2021 compared to the prior period.

Gold production was 39,658 ounces in the third quarter of 2021 compared to 49,854 ounces in the third quarter of 2020. The decrease was due to lower throughput and lower gold grades, partially offset by higher recoveries. During the third quarter of 2021, the average gold grade was 0.38 g/t and recoveries were 65.5% compared to 0.47 g/t and recoveries of 64.1% in the third quarter of 2020. Total copper production was 17.9 million pounds in the third quarter of 2021 compared to 23.3 million pounds in the third quarter of 2020. The decrease was due to lower throughput and grades.

Gold production costs were $774 per ounce in the third quarter of 2021 compared to $656 per ounce in third quarter of 2020. The increase primarily was due to fewer ounces of gold sold in the third quarter of 2021.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/f58d686e-ed69-4614-8ff1-6cf68fc82222

All-in sustaining costs on a by-product basisNG were $727 per ounce in the third quarter of 2021 compared to $171 per ounce in the third quarter of 2020. The increase was primarily due to higher sustaining capital expenditures and production costs, combined with fewer gold ounces and copper pounds sold. All-in sustaining costs on a by-product basisNG in the third quarter of 2020 were unusually low due to lower production costs as a result of decreased water sourcing and electricity costs and increased copper credits due to higher realized copper prices.

All-in costs on a by-product basisNG were $781 per ounce in the third quarter of 2021 compared to $224 per ounce in the third quarter of 2020. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG and an increase in non-sustaining capital expenditures related to the staged flotation reactors project.

First Nine Months 2021 compared to First Nine Months 2020

Earnings from mine operations of $114.3 million were recognized in the first nine months of 2021 compared to $65.6 million in the first nine months of 2020. The increase was primarily due to higher average realized copper prices and an increase in gold ounces sold. This was partially offset by an increase in production costs from higher mining and milling costs, the timing of concentrate sales and an increase in depreciation, depletion and amortization expense attributable to the decrease in reserves between the periods.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/d4f11458-9e03-44dc-bb43-a22d893d3d49

Cash provided by mine operations of $206.6 million was recognized in the first nine months of 2021 compared to $141.3 million in the first nine months of 2020. The increase was due to higher average realized copper prices, an increase in gold ounces sold and a favourable change in working capital, mostly resulting from the timing of vendor payments between periods. This was partially offset by an increase in production costs from higher mining and milling costs and the timing of concentrate sales.

Free cash flow from mine operationsNG of $156.5 million was recognized in the first nine months of 2021 compared to $119.5 million in the first nine months of 2020, primarily due to an increase in cash provided by mine operations, partially offset by an increase in capital expenditures related to the purchase of mining equipment, TSF development costs and major planned equipment rebuilds.

During the first nine months of 2021, mining activities were carried out in phases 4, 5 and 8 of the open pit. Total tonnes mined were 33.4 million tonnes in the first nine months of 2021 compared to 30.3 million tonnes in the first nine months of 2020.

Total process plant throughput for the first nine months of 2021 was 15.5 million tonnes, averaging 56,600 tonnes per calendar day, compared to 14.6 million tonnes, averaging 53,152 tonnes per calendar day in the first nine months of 2020. Higher throughput was a result of an increase in the unit processing rate in the first nine months of 2021 compared to the first nine months of 2020.

Gold production was 136,909 ounces in the first nine months of 2021 compared to 119,191 ounces in the first nine months of 2020 primarily due to higher throughput and both higher gold grades and improved recoveries. During the first nine months of 2021, the average gold grade was 0.43 g/t and a recovery rate of 65.8% compared to 0.41 g/t and a recovery rate of 63.5% in the first nine months of 2020. Total copper production was 56.3 million pounds in the first nine months of 2021 compared to 62.4 million pounds in the first nine months of 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput.

Gold production costs were $689 per ounce in the first nine months of 2021 compared to $792 per ounce in the first nine months of 2020. The decrease was primarily due to an increase in ounces of gold sold, partially offset by slightly higher mining costs as a result of higher maintenance costs and higher diesel and tires prices, higher milling costs as a result of higher maintenance costs and the timing of concentrate sales.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e01ec333-56c0-4fc4-b47f-d72bd9a06325

All-in sustaining costs on a by-product basisNG were $504 per ounce in the first nine months of 2021 compared to $570 per ounce in the first nine months of 2020. The decrease was primarily due to higher average realized copper prices and an increase in gold ounces sold, partially offset by higher sustaining capital expenditures and production costs.

All-in costs on a by-product basisNG were $549 per ounce in the first nine months of 2021 compared to $607 per ounce in the first nine months of 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG, partially offset by an increase in non-sustaining capital expenditure relating to the stage flotation reactor project.

Öksüt Mine

The Öksüt Mine is located in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020. Prior to achieving commercial production, revenue from the sale of gold ounces was deducted from the cost of related property, plant and equipment and the associated production costs were added to the cost of the related property, plant and equipment.

Öksüt Financial and Operating Results

Unaudited ($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
Financial Highlights:	2021	2020	% Change	2021	2020	% Change
Revenue	$66.0	$97.6	(32%)	$142.5	$112.2	27%
Production costs	17.9	18.1	(1%)	40.7	21.4	90%
Depreciation, depletion and amortization	9.3	8.3	12%	22.4	8.9	152%
Earnings from mine operations	$38.8	$71.2	(46%)	$79.4	$81.9	(3%)
Earnings from operations	$37.4	$70.5	(47%)	$77.2	$81.2	(5%)
Cash provided by mine operations	52.1	85.4	(39%)	92.2	84.3	9%
Free cash flow from mine operations(1)	48.9	74.1	(34%)	76.3	58.7	30%
Capital expenditures - total	3.1	9.8	(68%)	15.3	28.4	(46%)
Sustaining capital expenditures(2)	3.0	3.1	(3%)	14.7	4.2	250%
Non-sustaining capital expenditures(2)(3)	0.1	6.7	(99%)	0.6	24.2	(98%)
Operating Highlights:
Tonnes mined (000s)	4,066	4,351	(7%)	11,432	10,674	7%
Tonnes ore mined (000s)	1,480	1,396	6%	2,942	2,463	19%
Ore mined - grade (g/t)	1.63	2.23	(27%)	1.23	1.67	(26%)
Ore crushed (000s)	1,417	1,427	(1%)	2,901	2,790	4%
Tonnes of ore stacked (000s)	1,421	1,315	8%	2,905	2,494	16%
Heap leach grade (g/t)	1.63	2.32	(30%)	1.21	1.63	(26%)
Heap leach contained ounces stacked	74,220	98,054	(24%)	113,047	130,998	(14%)
Gold produced (oz)	37,255	51,412	(28%)	80,035	66,689	20%
Gold sold (oz)(4)	37,204	51,120	(27%)	79,984	66,123	21%
Average realized gold price ($/oz)(1)	1,774	1,910	(7%)	1,782	1,887	(6%)
Unit Costs:
Gold production costs ($/oz)	481	354	36%	509	360	41%
All-in sustaining costs on a by-product basis ($/oz)(1)	603	416	45%	736	433	70%
All-in costs on a by-product basis ($/oz)(1)	644	559	15%	770	852	(10%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Capital expenditures are presented as spent and accrued.
(3)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included construction costs.
(4)	Includes 6,654 ounces of gold which were sold in the first nine months of 2020 prior to achieving commercial production.

Third Quarter 2021 compared to Third Quarter 2020

Earnings from mine operations of $38.8 million was recognized in the third quarter of 2021, compared to $71.2 in the third quarter of 2020. The decrease was primarily due to lower gold revenue as a result of both lower ounces of gold sold and lower average realized gold prices.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/f51bb703-564c-48db-b7d6-fc492926c630

Cash provided by mine operations of $52.1 million was recognized in the third quarter of 2021 compared to $85.4 million in the third quarter of 2020. The decrease was primarily due to a decrease in gold revenues.

Free cash flow from mine operationsNG of $48.9 million was recognized in the third quarter of 2021 compared to $74.1 in the third quarter of 2020. The decrease was primarily due to gold lower revenue, partially offset by lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020.

Mining in the third quarter of 2021 was focused on the development of Phase 2 of the Güneytepe pit and Phases 3, 4, and 5 of the Keltepe pit, with total tonnes mined of 4.1 million, compared with 4.4 million tonnes mined in the comparative period.

Processing activities in the third quarter of 2021 were focused on the preparation, stacking and irrigation of the heap leach pad, with 1.4 million tonnes stacked at a grade of 1.63 g/t, containing 74,220 ounces of gold compared to 1.4 million tonnes stacked at a grade of 2.32 g/t, containing 98,054 ounces of gold in the third quarter of 2020.

Gold production was 37,255 ounces in the third quarter of 2021 compared to 51,412 ounces in the third quarter of 2020, primarily due to lower gold grades.

Gold production costs were $481 per ounce in the third quarter of 2021 compared to $354 in the third quarter of 2020. The increase was primarily due to a decrease in ounces of gold sold in the third quarter of 2021.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/29fc84aa-3be6-471b-86d9-9dc313ca17dd

All-in sustaining costs on a by-product basisNG were $603 per ounce in the third quarter of 2021 compared to $416 in the third quarter of 2020. The increase was primarily due to a decrease in ounces of gold sold.

All-in costs on a by-product basisNG were $644 per ounce in the third quarter of 2021 compared to $559 in the third quarter of 2020. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG, partially offset by lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020.

First Nine Months 2021 compared to First Nine Months 2020

As the Öksüt Mine achieved commercial production on May 31, 2020, financial and operating results in the first nine months of 2021 may not be comparable to the first nine months of 2020.

Earnings from mine operations were $79.4 million during the first nine months of 2021 compared with $81.9 million in the first nine months of 2020. The decrease was primarily due to an increase in production costs from a longer operating period and an increase in depreciation, depletion and amortization expense from a longer operating period and higher number of tonnes stacked on the heap leach pad.

Cash provided by mine operations was $92.2 million during the first nine months of 2021 compared with $84.3 million during the first nine months of 2020. The increase was primarily due to an increase in gold revenue from higher ounces of gold sold, partially offset by an increase in production costs due to the reasons outlined above.

Free cash flow from mine operationsNG was $76.3 million during the first nine months of 2021 compared with $58.7 million in the first nine months of 2020. The increase was primarily due to the higher cash provided by mine operations, partially offset by higher sustaining capital expenditures from higher deferred stripping costs following the commencement of commercial production.

Mining in the first nine months of 2021 was focused on the development of Phase 2 of the Güneytepe pit and Phases 3, 4, and 5 of the Keltepe pit, with total tonnes mined of 11.4 million compared with 10.7 million tonnes mined in the first nine months of 2020.

Processing activities in the first nine months of 2021 were focused on the preparation, stacking and irrigation of the heap leach pad, with 2.9 million tonnes stacked at a grade of 1.21 g/t containing 113,047 ounces of gold compared with 2.5 million tonnes stacked at a grade of 1.63 g/t containing 130,998 ounces of gold in the comparable period.

Gold production was 80,035 ounces in the first nine months of 2021 compared to 66,689 ounces in the first nine months of 2020, primarily due to greater number of ore tonnes mined, crushed and stacked on the heap leach pad, partially offset by lower gold grades.

Gold production costs were $509 per ounce, during the first nine months of 2021 compared with $360 per ounce during the first nine months of 2020. The increase was primarily due to higher production costs, as previously outlined above, partially offset by an increase in ounces of gold sold between the periods.

All-in sustaining costs on a by-product basisNG were $736 per ounce during the first nine months of 2021 compared with $433 per ounce during the first nine months of 2020. The increase was primarily due to higher production costs and higher sustaining capital expenditures, partially offset by an increase in ounces of gold sold between the periods.

All-in costs on a by-product basisNG were $770 per ounce in the first nine months of 2021 compared with $852 per ounce during the comparable period. The decrease was primarily due to lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020, partially offset by higher all-in sustaining costs on a by-product basisNG.

Molybdenum Business Unit

The Molybdenum Business unit includes two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The Molybdenum Business Unit also includes the Langeloth Facility in Pennsylvania. The Thompson Creek Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to upgrade high copper content molybdenum concentrate, purchased from third parties, into upgraded products which are then sold in the metallurgical and chemical markets.

Molybdenum Business Unit Financial and Operating Results

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
Financial Highlights:	2021	2020	% Change	2021	2020	% Change
Molybdenum (Mo) revenue	$51.6	$31.6	63%	$135.9	$98.6	38%
Other revenue	3.3	1.7	94%	7.3	6.8	7%
Total revenues	$54.9	$33.3	65%	$143.2	$105.4	36%
Production costs	46.3	34.2	35%	128.2	119.9	7%
Depreciation, depletion and amortization	1.7	1.7	0%	4.9	5.2	(6%)
Earnings (loss) from mine operations	$6.9	$(2.6)	366%	$10.1	$(19.7)	(151%)
Care and Maintenance costs - Molybdenum mines	3.6	3.3	9%	10.3	9.8	5%
Reclamation (recovery) expense	(0.9)	0.5	280%	(0.9)	44.0	(102%)
Net earnings (loss) from operations	$3.9	$(7.1)	154%	$(1.0)	$(75.4)	(99%)
Cash (used in) provided by operations	(13.7)	7.2	(290%)	(21.5)	15.2	(241%)
Free cash flow (deficit) from operations(1)	(14.0)	5.9	(337%)	(22.6)	11.7	293%
Total capital expenditures(2)	0.3	1.3	(79%)	1.1	3.5	(67%)
Operating Highlights:
Mo purchased (lbs)	2,505	3,453	(27%)	7,709	10,653	(28%)
Mo roasted (lbs)	2,456	3,059	(20%)	7,811	11,048	(29%)
Mo sold (lbs)	2,615	3,599	(27%)	9,100	10,056	(10%)
Average market Mo price ($/lb)	19.06	7.71	147%	15.02	8.57	75%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Capital expenditures are presented as spent and accrued.

Third Quarter 2021 compared to Third Quarter 2020

Earnings from mine operations of $6.9 million were recognized in the third quarter of 2021 compared to loss from mine operations of $2.6 million in the third quarter of 2020. The increase was primarily due to increased sales margin from rising molybdenum prices and the effect of various cost control measures.

Cash used in operations of $13.7 million was recognized in the third quarter of 2021 compared to cash provided by operations of $7.2 million in the third quarter of 2020. The decline is primarily due to an unfavourable working capital change from an increase in product inventory and as a result of the higher average molybdenum prices paid to obtain that inventory as well as the effect of an $11.4 million non-recurring tax refund received during the three months ended September 30, 2020.

Free cash flow deficit from operationsNG of $14.0 million was recognized in the third quarter of 2021 compared to free cash flow from operationsNG of $5.9 million in the third quarter of 2020 primarily due to lower cash provided by operations.

The Langeloth Facility roasted and sold 2.5 million pounds and 2.6 million pounds of molybdenum, respectively, in the third quarter of 2021, compared to 3.1 million pounds and 3.6 million pounds in the third quarter of 2020. The decrease in the molybdenum roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/633c57a4-212a-49a3-9550-f974b3ca3572

First Nine Months 2021 compared to First Nine Months 2020

Earnings from mine operations of $10.1 million were recognized in the first nine months of 2021 compared to a loss from mine operations of $19.7 million in the first nine months of 2020. The increase in the first nine months of 2021 was mainly due to the increased sales margin from rising molybdenum prices and the effect of various cost control measures.

Cash used in operations of $21.5 million was recognized in the first nine months of 2021 compared with cash provided by operations of $15.2 million in the first nine months of 2020. The decline was primarily due to an unfavourable working capital change from an increase in product inventory and as a result of the higher average molybdenum prices paid to obtain that inventory and the effect of a $22.8 million non-recurring tax refund that was received in the first nine months of 2020.

Free cash flow deficit from operationsNG of $22.6 million was recognized in the first nine months of 2021 compared to free cash flow from operationsNG of $11.7 million in the first nine months of 2020, primarily due to lower cash provided by operations, as described above.

The Langeloth Facility roasted and sold 7.8 million pounds and 9.1 million pounds of molybdenum, respectively, during the first nine months of 2021 compared to 11.0 million pounds and 10.1 million pounds, respectively, during the first nine months of 2020. The decrease in the molybdenum both roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Discontinued Operations

Kumtor Mine

As a result of the events described in the Recent Events and Developments section, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is only presenting 2021 financial and operating results pertaining to the period up to date that the control was lost. Consequently, the results may not be comparable between reporting periods.

Kumtor Financial and Operating Results

Unaudited ($ millions, except as noted)	Three months ended September 30,		Nine months ended September 30,
Financial Highlights:	2021	2020	2021	2020
Revenue	$-	$270.4	$264.1	$809.3
Production costs	-	48.5	72.6	158.3
Depreciation, depletion and amortization	-	52.5	57.9	170.9
Standby costs	-	-	-	6.7
Earnings from mine operations	$-	$169.4	$133.6	$473.4
Loss on the change of control of the Kumtor Mine	-	-	(926.4)	-
Net earnings (loss) from discontinued operations	$-	$123.3	$(828.7)	$328.8
Cash provided by operating activities from discontinued operations	-	207.1	143.9	560.0
Cash used in investing activities from discontinued operations	-	51.0	96.1	159.2
Net cash flow from discontinued operations	-	156.1	47.8	400.8
Free cash flow from discontinued operations(1)	-	157.3	53.7	409.8
Capital expenditures - total	-	51.6	95.1	174.2
Sustaining capital expenditures(3)	-	48.2	69.2	166.8
Non-sustaining capital expenditures(3)(4)	-	3.4	25.9	7.4
Operating Highlights:
Tonnes mined (000s)	-	17,927	74,261	61,001
Tonnes ore mined (000s)	-	5	1,298	590
Tonnes processed (000s)	-	1,590	2,343	4,760
Process plant head grade (g/t)	-	3.48	2.52	3.65
Recovery (%)(2)	-	80.3%	71.5%	82.8%
Gold produced (oz)	-	140,182	139,830	465,734
Gold sold (oz)	-	142,132	147,800	472,572
Unit Costs:
Gold production costs ($/oz)	-	341	491	335
All-in sustaining costs on a by-product basis ($/oz)(1)	-	643	929	666
All-in costs on a by-product basis ($/oz)(1)	-	956	1,414	943

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Metallurgical recoveries are based on recovered gold, not produced gold.
(3)	Capital expenditures are presented as spent and accrued.
(4)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the expansion of the mine.

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized a gain on sale of $72.3 million (excluding contingent consideration). Pursuant to an agreement dated December 15, 2020, with an affiliate of the Orion Mine Finance Group (“Orion”) and Premier Gold Mines Limited, the Company is entitled to received further contingent consideration, payable based on the construction decision and subsequent production from the mine, which will be recorded should the various additional milestones be met.

Quarterly Results – Previous Eight Quarters

As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$million, except per share data	2021			2020				2019
Quarterly data unaudited
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	221	202	226	212	251	130	128	115
Net earnings (loss) from continuing operations	28	33	111	31	82	(39)	(66)	(68)
Basic earnings (loss) per share - continuing operations	0.09	0.11	0.37	0.10	0.28	(0.13)	(0.22)	(0.23)
Diluted earnings (loss) per share - continuing operations	0.09	0.10	0.36	0.10	0.26	(0.13)	(0.24)	(0.23)
Net earnings (loss)	28	(852)	167	95	206	81	20	(12)
Basic earnings (loss) per share	0.09	(2.87)	0.57	0.32	0.70	0.27	0.07	(0.04)
Diluted earnings (loss) per share	0.09	(2.87)	0.55	0.32	0.68	0.27	0.06	(0.04)

Related party transactions

Kyrgyzaltyn

While the Company was in control of the Kumtor Mine, the sole customer of gold doré from the Kumtor Mine was Kyrgyzaltyn, the Company’s largest shareholder and a state-owned entity of the Kyrgyz Republic. Revenues from the Kumtor Mine were subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

The breakdown of sales transactions with Kyrgyzaltyn in the normal course of business are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$-	$271,979	$265,407	$814,405
Refinery and financing charges	-	(1,584)	(1,248)	(5,063)
Net revenue received from Kyrgyzaltyn(1)	$-	$270,395	$264,159	$809,342

(1)	Included in results from discontinued operations.

Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its most recently filed 2020 AIF and specifically the section therein entitled “Risk Factors” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

Kumtor Mine

As a result of the seizure of the Kumtor Mine and the loss of control of the mine, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost.

Arbitration Proceedings

The Company has initiated the Kumtor Arbitration Proceedings against the Kyrgyz Republic and Kyrgyzaltyn to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Government of the Kyrgyz Republic and Kyrgyzaltyn accountable in the arbitration for any and all losses and damage that result from their actions against KGC and the Kumtor Mine. On September 27, 2021, the Company announced that it was seeking urgent interim measures in the Kumtor Arbitration Proceedings to address certain critical operational and safety problems at the Kumtor Mine, principally seeking to prevent the Kyrgyz Republic and Kyrgyzaltyn from causing irreparable damage to the Kumtor Mne, to preserve the status quo at the Kumtor Mine and not to deviate from the approved mine plan, and obtain transparency and regular reporting as to the mine’s operations.

The Kumtor Arbitration Proceedings will be adjudicated by a single arbitrator in Stockholm, Sweden and conducted under the arbitration rules of the United Nations Commission on International Trade Law. The applicable governing law of the arbitration is the law of the State of New York and of England. An arbitrator was appointed in the Kumtor Arbitration Proceedings. However, on October 27, 2021, the appointed arbitrator resigned, citing the refusal by the Kyrgyz Republic and Kyrgyzaltyn to agree to protections he had requested against personal claims being brought against him by the parties or to pay his requested fees.  The Company has requested that the Permanent Court of Arbitration and its designated appointing authority promptly appoint a replacement arbitrator.

While Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings, no assurances can be given that Centerra will be successful in any of these legal proceedings or that the Company will be able to negotiate a solution that will not have a material impact on Centerra. There remains further risk that additional regulatory, tax, or civil claims will be commenced by the Kyrgyz Republic against KGC or the Company.

Mount Milligan Mine

As previously disclosed in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“HRS”), the holder of a 2% production royalty at the Mount Milligan Mine. HRS claims that since November 2016 (when the royalty became payable) the Company has been incorrectly calculating amounts payable under the production royalty agreement and has therefore underpaid amounts owing to HRS. The Company disputes the claim and believes it has been correctly calculating the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays taxes under, the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general taxation and other laws of the respective jurisdictions. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time, the Company’s tax filings are subject to review and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future tax assessments considered to be probable. As at September 30, 2021, the Company did not have any material provision for claims or taxation assessments.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. With exception of the accounting for the Company’s loss of control of Kumtor Mine as disclosed in Note 4 of the Company’s interim financial statements, the critical estimates and judgments applied in the preparation of the Company’s interim financial statements for the three and nine months ended September 30, 2021 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2020.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the interim financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings (loss) are outlined in Note 4 of the audited consolidated financial statements for the year ended December 31, 2020 and in Note 4 of the interim financial statements for the third quarter ended September 30, 2021.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during the third quarter of 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision, and with the participation, of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR were effective throughout the third quarter of 2021.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. Most of these offices were subsequently re-opened, under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office can continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company’s ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in the Company’s internal controls during the three months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Non-GAAP Measures

This MD&A contains the following non-GAAP financial measures: all-in sustaining costs per ounce on a by-product basis, all-in sustaining costs per ounce or pound on a co-product basis and all-in costs on a by-product basis per ounce. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price and average realized copper price.

Management believes that the use of these non-GAAP measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. These financial measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added: adjusted net earnings from continuing operations, adjusted net earnings from continuing operations per common share (basic and diluted), free cash flow from continuing operations and adjusted free cash flow from continuing operations. These measures are calculated in a similar fashion as the equivalent measures presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP measures used in this MD&A:

  All-in sustaining costs on a by-product basis per ounce are calculated as the aggregate of production costs as recorded in the condensed consolidated interim statements of earnings (loss), refining and transport costs, cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedging by-product sales revenue (added in the current year and applied retrospectively to the previous year). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis per ounce for the Kumtor Mine excludes revenue-based taxes.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper are based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. For the third quarter and first nine months of 2021, 517 pounds and 479 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis per ounce of gold for the Kumtor Mine excludes revenue-based taxes.
  All-in costs on a by-product basis per ounce include all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and pre-development costs. All-in costs on a by-product basis per ounce for the Kumtor Mine includes revenue-based taxes.
  Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted net earnings from continuing operations is calculated by adjusting net earnings (loss) from continuing operations as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
  Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold.
  Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold.
  Free cash flow from continuing operations is calculated as cash provided by operations less additions to property, plant and equipment.
  Free cash flow from mine operations is calculated as cash provided by mine operations less additions to property, plant and equipment.
  Adjusted free cash flow from continuing operations is calculated as free cash flow adjusted for items not associated with ongoing operations.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
(Unaudited - $millions, unless otherwise specified)	Consolidated(3)		Mount Milligan		Öksüt		Kumtor
	2021	2020	2021	2020	2021	2020	2021	2020

Production costs attributable to gold	47.7	47.5	29.8	29.4	17.9	18.1	-	48.5
Production costs attributable to copper	27.7	22.1	27.7	22.1	-	-	-	-
Total production costs excluding molybdenum segment, as reported	75.4	69.6	57.5	51.5	17.9	18.1	-	48.5
Adjust for:
Third party smelting, refining and transport costs	2.4	2.0	2.3	2.0	0.1	-	-	1.6
By-product and co-product credits	(48.9)	(56.3)	(48.9)	(56.3)	-	-	-	(2.2)
Community costs related to current operations	-	-	-	-	-	-	-	3.4
Adjusted production costs	28.9	15.3	10.9	(2.8)	18.0	18.1	-	51.3
Corporate general administrative and other costs	8.8	6.7	0.1	0.4	-	-	-	-
Reclamation and remediation - accretion (operating sites)	1.6	0.3	0.4	0.3	1.2	-	-	0.9
Sustaining capital expenditures(1)	18.5	11.9	15.5	8.8	3.0	3.1	-	39.1
Sustaining leases	1.3	1.1	1.2	1.0	0.1	0.1	-	-
All-in sustaining costs on a by-product basis	59.1	35.3	28.1	7.7	22.3	21.3	-	91.3
Revenue-based taxes	-	-	-	-	-	-	-	37.9
Exploration and study costs	6.0	8.5	1.2	2.4	1.4	0.7	-	3.2
Non-sustaining capital expenditures(1)(2)	1.4	15.2	0.9	-	0.1	6.7	-	3.4
Care and maintenance costs and pre-development costs	4.0	7.2	-	-	-	-	-	-
All-in costs on a by-product basis	70.5	66.2	30.2	10.1	23.8	28.7	-	135.8
Ounces sold (000s)	75.7	95.9	38.5	44.8	37.2	51.1	-	142.1
Pounds sold (millions)	18.5	21.7	18.5	21.7	-	-	-	-
Gold production costs ($/oz)	630	495	774	656	481	354	-	341
All-in sustaining costs on a by-product basis ($/oz)	781	367	727	171	603	416	-	643
All-in costs on a by-product basis ($/oz)	932	689	781	224	644	559	-	956
Gold - All-in sustaining costs on a co-product basis ($/oz)	928	648	1,014	773	603	416	-	643
Copper production costs ($/pound)	1.50	1.02	1.50	1.02	n/a	n/a	-	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	1.95	1.19	1.95	1.19	n/a	n/a	-	n/a

(1)	Capital expenditures are presented on a cash basis.
(2)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures included costs related primarily to the installation of staged flotation reactors at the Mount Milligan Mine.
(3)	Presented on a continuing operations basis, excluding results from the Kumtor Mine.

	Nine months ended September 30,
(Unaudited - $millions, unless otherwise specified)	Consolidated(3)		Mount Milligan		Öksüt		Kumtor(4)
	2021	2020	2021	2020	2021	2020	2021	2020

Production costs attributable to gold	140.2	116.6	99.5	95.2	40.7	21.4	72.6	158.3
Production costs attributable to copper	87.3	74.2	87.3	74.2	-	-	-	-
Total production costs excluding molybdenum segment, as reported	227.5	190.8	186.8	169.4	40.7	21.4	72.6	158.3
Adjust for:
Third party smelting, refining and transport costs	8.8	6.4	7.9	6.4	0.9	-	1.2	5.1
By-product and co-product credits	(174.3)	(133.4)	(174.3)	(133.4)	-	-	-	(5.9)
Community costs related to current operations	-	-	-	-	-	-	2.6	17.1
Adjusted production costs	62.0	63.8	20.4	42.4	41.6	21.4	76.4	174.6
Corporate general administrative and other costs	20.3	28.6	1.1	0.8	-	-	-	-
Reclamation and remediation - accretion (operating sites)	3.4	0.9	1.3	0.9	2.1	-	0.3	2.9
Sustaining capital expenditures(1)	61.2	25.4	46.5	21.2	14.7	4.2	60.6	137.1
Sustaining leases	4.0	3.2	3.5	3.1	0.5	0.1	-	-
All-in sustaining costs on a by-product basis	150.9	121.9	72.8	68.4	58.9	25.7	137.3	314.6
Revenue-based taxes	-	-	-	-	-	-	37.0	113.3
Exploration and study costs	17.1	15.7	4.5	4.5	2.1	0.7	8.8	10.4
Non-sustaining capital expenditures(1)(2)	2.9	42.1	1.9	-	0.6	24.2	25.9	7.4
Care and maintenance costs and pre-development costs	10.1	18.5	-	-	-	-	-	-
All-in costs on a by-product basis	181.0	198.2	79.2	72.9	61.6	50.6	209.0	445.7
Ounces sold (000s)	224.5	179.7	144.5	120.2	80.0	59.5	147.8	472.6
Pounds sold (millions)	60.8	61.5	60.8	61.5	-	-	-	-
Gold production costs ($/oz)	625	649	689	792	509	360	491	335
All-in sustaining costs on a by-product basis ($/oz)	672	679	504	570	736	433	929	666
All-in costs on a by-product basis ($/oz)	806	1,104	549	607	770	852	1,414	943
Gold - All-in sustaining costs on a co-product basis ($/oz)	916	906	883	909	736	433	929	666
Copper production costs ($/pound)	1.44	1.21	1.44	1.21	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	1.21	1.38	1.21	1.38	n/a	n/a	n/a	n/a

(1)	Capital expenditures are presented on an accrual basis.
(2)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related primarily to the installation of staged flotation reactors at Mount Milligan Mine and the expansion of the Kumtor Mine while in the prior year they related primarily to construction costs at the Öksüt Mine and the water treatment plant at the Kemess UG Project.
(3)	Presented on a continuing operations basis.
(4)	Results for the periods ended September 30, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Adjusted net earnings can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2021	2020	2021	2020

Net earnings (loss)	$27.6	$205.7	$(656.6)	$313.3

Adjust for items not associated with ongoing operations:
Loss of control of the Kumtor Mine	-	-	926.4	-
Kumtor Mine legal costs, onerous contract and other related costs	8.1	-	16.2	-
Gain from the discontinuance of Kumtor Mine hedge instruments	-	-	(15.3)	-
Gain on the sale of Greenstone Partnership	-	-	(72.3)	-
Reclamation provision revaluation expense (recovery) at sites on care and maintenance	-	-	(0.1)	43.5

Adjusted net earnings	$35.7	$205.7	$198.3	$356.8

Net earnings (loss) per share - basic	$0.09	$0.70	$(2.21)	$1.06
Net earnings (loss) per share - diluted	$0.09	$0.68	$(2.23)	$1.05
Adjusted net earnings per share - basic	$0.12	$0.70	$0.67	$1.21
Adjusted net earnings per share - diluted	$0.12	$0.68	$0.65	$1.20

Adjusted net earnings from continuing operations can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2021	2020	2021	2020

Net earnings (loss) from continuing operations	$27.6	$82.4	$172.1	$(15.4)

Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	8.1	-	14.2	-
Gain on the sale of Greenstone Partnership	-	-	(72.3)	-
Reclamation provision revaluation expense (recovery) at sites on care and maintenance	-	-	(0.1)	43.5

Adjusted net earnings from continuing operations	$35.7	$82.4	$113.9	$28.1

Net earnings (loss) from continuing operations per share - basic	$0.09	$0.28	$0.58	$(0.05)
Net earnings (loss) from continuing operations per share - diluted	$0.09	$0.28	$0.56	$(0.05)
Adjusted net earnings from continuing operations per share - basic	$0.12	$0.28	$0.38	$0.10
Adjusted net earnings from continuing operations per share - diluted	$0.12	$0.28	$0.36	$0.10

Free cash flow from continuing operations is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2021	2020	2021	2020

Cash provided by operating activities from continuing operations (1)	$62.4	$151.7	$209.1	$188.0

Adjust for:
Additions to property, plant & equipment at continuing operations(1)	(21.4)	(26.8)	(69.4)	(67.9)

Free cash flow from continuing operations	$41.0	$124.9	$139.7	$120.1

Adjust for:
Kumtor Mine legal and other related costs	4.3	-	8.9	-

Adjusted free cash flow from continuing operations	$45.3	$124.9	$148.6	$120.1

(1)	As presented in the condensed consolidated interim statements of cash flows.

Average realized sales price for gold

Average realized sales price for gold at continuing operations	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Gold sales reconciliation ($millions)
Gold sales - Öksüt Mine	66.0	97.6	142.6	112.2

Gold sales - Mount Milligan Mine
Total gold sales under Royal Gold stream(1)	6.5	7.3	23.0	14.3
Total gold sales to third-party customers(1)	44.5	57.0	166.7	144.6
Gold sales, net of adjustments	51.0	64.3	189.7	158.9
Refining and treatment costs	(0.2)	(0.2)	(0.7)	(0.6)
Total gold sales	50.8	64.1	189.0	158.3

Total gold revenue - Consolidated	116.8	161.7	331.6	270.5

Ounces of gold sold
Gold ounces sold - Öksüt Mine	37,204	51,120	79,984	59,469
Ounces sold to Royal Gold - Mount Milligan Mine(1)	13,392	15,623	50,309	41,842
Ounces sold to third-party customers - Mount Milligan Mine(1)	25,125	29,194	94,152	78,329

Total ounces sold - Consolidated	75,721	95,937	224,445	179,640

Average realized sales price for gold on a per ounce basis
Average realized sales price - Öksüt Mine	1,774	1,910	1,782	1,887

Average realized gold price - Mount Milligan Mine - Royal Gold	471	454	459	336
Average realized gold price - Mount Milligan Mine - Third parties	1,771	1,951	1,770	1,845
Average realized gold price - Mount Milligan Mine - Combined	1,317	1,429	1,308	1,317

Average realized sales price for gold - Consolidated	1,542	1,685	1,477	1,506

(1)	Includes both current and prior period final pricing and metal content adjustments such as mark-to-market adjustments on provisionally priced sales and final adjustments to originally invoiced weights and assays.

Average realized sales price for copper - Mount Milligan Mine

Average realized sales price for copper - Mount Milligan Mine	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Copper sales reconciliation ($millions)
Total copper sales under Royal Gold stream(1)	2.9	1.8	5.5	4.0
Total copper sales to third-party customers(1)(2)	47.7	55.4	170.8	133.3
Copper sales, net of adjustments	50.6	57.2	176.3	137.3
Refining and treatment costs	(3.5)	(4.4)	(10.3)	(11.7)
Copper sales	47.1	52.8	166.0	125.6

Pounds of copper sold (000s pounds)
Pounds sold to Royal Gold(1)	3,479	4,082	11,422	11,561
Pounds sold to third-party customers(1)	15,033	17,644	49,411	49,941
Total pounds sold	18,512	21,726	60,833	61,502

Average realized sales price for copper on a per pound basis
Average realized copper price - Royal Gold	0.83	0.44	0.49	0.35
Average realized copper price - Third parties	3.17	3.14	3.43	2.70

Average realized copper price - Combined	2.55	2.43	2.73	2.04

(1)	Includes both current and prior period final pricing and metal content adjustments such as mark-to-market adjustments on provisionally priced sales and final adjustments to originally invoiced weights and assays.
(2)	Includes the impact of copper hedges.

Qualified Person & QA/QC – Non-Exploration (including Production information)

The production information and other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (“APGO”) and Centerra’s Senior Director, Technical Services, who is a qualified person for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance / quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Kumtor deposit is described in a NI 43-101-compliant technical report dated February 24, 2021 (with an effective date of July 1, 2020) and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance / quality control protocols used are described in the technical report. While Centerra owns 100% of the Kumtor Mine, the mine is no longer under the Company’s control as a result of Kyrgyz Government actions that took place in May 2021. Kumtor Mine’s previously issued 2021 guidance and three-year outlook have been suspended by Centerra.

The Mount Milligan deposit is described in a NI 43-101-compliant technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance / quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt deposit is described in a NI 43-101-compliant technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance / quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
	September 30,	December 31,
	2021	2020
(Expressed in thousands of United States dollars)

Assets
Current assets
Cash and cash equivalents	$911,702	$545,180
Amounts receivable	69,265	66,108
Inventories	214,525	580,587
Assets held-for-sale	-	140,005
Other current assets	25,777	40,961
	1,221,269	1,372,841
Property, plant and equipment	1,108,041	1,686,067
Other non-current assets	10,579	77,101
	1,118,620	1,763,168
Total assets	$2,339,889	$3,136,009

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$174,637	$232,704
Income taxes payable	2,666	2,474
Liabilities held-for-sale	-	2,255
Other current liabilities	16,640	20,395
	193,943	257,828

Deferred income tax liability	48,431	39,473
Provision for reclamation	295,076	351,149
Other non-current liabilities	19,441	21,541
	362,948	412,163
Shareholders' equity
Share capital	982,138	975,122
Contributed surplus	32,325	30,601
Accumulated other comprehensive income	9,534	11,600
Retained earnings	759,001	1,448,695
	1,782,998	2,466,018
Total liabilities and shareholders' equity	$2,339,889	$3,136,009
Commitments and contingencies (note 17)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
(Expressed in thousands of United States dollars)
(except per share amounts)

Revenue	$220,561	$251,247	$649,059	$509,264

Cost of sales
Production costs	121,641	103,785	355,691	310,764
Depreciation, depletion and amortization	30,413	30,764	89,461	70,771
Earnings from mine operations	68,507	116,698	203,907	127,729

Exploration and development costs	6,597	11,124	18,819	22,361
Corporate administration	8,881	6,439	19,676	28,324
Care and maintenance expense	7,638	7,870	20,472	21,732
Reclamation (recovery) expense	(871)	533	(913)	44,038
Other operating expenses	2,627	2,932	10,392	8,866
Earnings from operations	43,635	87,800	135,461	2,408

Gain on sale of Greenstone Partnership	-	-	(72,274)	-
Other non-operating expenses	6,975	101	14,067	4,425
Finance costs	694	1,754	4,001	8,618
Earnings (loss) before income tax	35,966	85,945	189,667	(10,635)
Income tax expense	8,383	3,548	17,598	4,804
Net earnings (loss) from continuing operations	27,583	82,397	172,069	(15,439)
Net earnings (loss) from discontinued operations	-	123,346	(828,717)	328,766
Net earnings (loss)	$27,583	$205,743	$(656,648)	$313,327

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to earnings:
Net gain (loss) on translation of foreign operation	$-	$732	$31	$(875)
Net unrealized gain (loss) on derivative instruments	3,799	4,905	(2,097)	3,173
Other comprehensive income (loss)	3,799	5,637	(2,066)	2,298
Total comprehensive income (loss)	$31,382	$211,379	$(658,714)	$315,625

Earnings (loss) per share - continuing operations:
Basic	$0.09	$0.28	$0.58	$(0.05)
Diluted	$0.09	$0.28	$0.56	$(0.05)
Earnings (loss) per share:
Basic	$0.09	$0.70	$(2.21)	$1.06
Diluted	$0.09	$0.68	$(2.23)	$1.05

Cash dividends declared per common share (C$)	$0.07	$0.05	$0.17	$0.13

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
(Expressed in thousands of United States dollars)

Operating activities
Net earnings (loss) from continuing operations	$27,583	$82,397	$172,069	$(15,439)

Adjustments:
Depreciation, depletion and amortization	31,873	32,426	93,941	75,643
Reclamation (recovery) expense	(871)	414	(913)	43,919
Share-based compensation	3,560	926	918	11,806
Finance costs	694	3,576	4,001	10,440
Inventory impairment	-	-	-	13,588
Gain on sale of Greenstone Partnership	-	-	(72,274)	-
Income tax expense	8,383	3,548	17,598	4,804
Income taxes (paid) refunded	(4,829)	10,798	(7,585)	20,647
Other	452	(682)	2,747	(2,182)
	66,845	133,403	210,502	163,226
Changes in working capital	(4,477)	18,355	(1,406)	24,820
Cash provided by operating activities from continuing operations	62,368	151,758	209,096	188,046
Cash provided by operating activities from discontinued operations	-	207,075	143,853	560,003
Cash provided by operating activities	62,368	358,833	352,949	748,049

Investing activities
Property, plant and equipment additions	(21,416)	(26,828)	(69,383)	(67,910)
Proceeds from sale of Greenstone Partnership	-	-	210,291	-
Proceeds from disposition of marketable securities	-	2,902	-	2,902
Proceeds from disposition of fixed assets	1,154	29	1,889	317
Decrease in restricted cash	2	432	2,660	26,422
Increase in other assets	1	(1,664)	187	(526)
Cash (used in) provided by investing activities from continuing operations	(20,259)	(25,129)	145,644	(38,795)
Cash used in investing activities from discontinued operations	-	(50,955)	(96,081)	(159,205)
Cash (used in) provided by investing activities	(20,259)	(76,084)	49,563	(198,000)

Financing activities
Dividends paid	(12,166)	(11,277)	(33,046)	(28,269)
Debt drawdown	-	-	-	250,000
Debt repayment	-	-	-	(327,472)
Payment of borrowing costs	(488)	(1,008)	(2,093)	(5,862)
Repayment of lease obligations	(1,555)	(1,284)	(4,891)	(4,436)
Proceeds from common shares issued	927	2,794	4,040	7,460
Cash used in financing activities	(13,282)	(10,775)	(35,990)	(108,579)
Increase in cash during the period	28,827	271,974	366,522	441,470
Cash at beginning of the period	882,875	212,213	545,180	42,717
Cash at end of the period	$911,702	$484,187	$911,702	$484,187

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

The interim financial statements, and notes thereto, for the three and nine months ended September 30, 2021 and the MD&A for the three and nine months ended September 30, 2021, have been filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and are available at the Company’s website at: www.centerragold.com.

Supplementary Information: Third Quarter 2021 Exploration Update

Mount Milligan Mine

The 2021 brownfield exploration drilling program at the Mount Milligan Mine comprises 70 drill holes for a planned total of approximately 36,000 metres of diamond drilling. Primary targets include zones below the current ultimate open-pit boundary (i.e., MBX Deep and WBX Deep) and on the eastern margin of the open-pit (i.e., Great Eastern Fault) where positive drilling results were returned in 2019 and 2020.

Mount Milligan Brownfield Drilling and Exploration

Exploration and resource expansion drilling continued in the third quarter of 2021 with 22 diamond drill holes completed, totalling 11,811 metres. Three drill holes, totalling 2,101 metres, were completed in the MBX and WBX Deep zones, an exploration target below the current ultimate open-pit boundary in the central portion of the deposit. Six drill holes, totalling 4,420 metres, were completed in the DWBX zone planned for resource expansion on the western pit wall. Four drill holes, totalling 1,735 metres, were completed in the Great Eastern Fault (“GEF”) zone, testing for both shallow mineralization associated with the GEF, and deeper porphyry mineralization associated with the Great Eastern stock. Five drill holes were completed in the South Boundary zone, totalling 1,601 metres, targeting high gold-low copper mineralization, west of the ultimate open-pit boundary. Four drill holes were completed in the Rainbow Extension zone, totalling 1,954 metres, for resource expansion potential south of the ultimate open-pit boundary.

During the third quarter of 2021, assay results were returned for 23 drill holes, including results from nine holes drilled in the second quarter and 14 holes drilled in the third quarter. These include potential significant mineralization from below the ultimate open-pit boundary in the MBX Deep zone, along the eastern margin of the open-pit in the GEF zone, west of the open-pit in the South Boundary zone, and on the southern margin of the open-pit in the Rainbow Extension zone.

Selected significant intersections are reported below:

MBX Deep Zone (central portion of the open-pit)

21-1313	302.3 metres @ 0.40 g/t Gold (“Au”), 0.27% Copper (“Cu”) from 12.7 metres including 11.5 metres @ 1.02 g/t Au, 0.38% Cu from 275.5 metres 21.0 metres @ 0.62 g/t Au, 0.02% Cu from 344.0 metres

GEF Shallow and Porphyry Stock Zones (eastern margin of the open-pit)

21-1314	107.0 metres @ 0.30 g/t Au, 0.22% Cu from 262.0 metres 59.9 metres @ 0.23 g/t Au, 0.14% Cu from 375.1 metres 119.0 metres @ 0.46 g/t Au, 0.37% Cu from 490.0 metres
21-1316	78.0 metres @ 0.45 g/t Au, 0.31% Cu from 24.0 metres 68.0 metres @ 0.09 g/t Au, 0.16% Cu from 469.0 metres
21-1318	40.0 metres @ 0.30 g/t Au, 0.43% Cu from 31.0 metres 45.0 metres @ 0.18 g/t Au, 0.33% Cu from 280.0 metres
21-1322	19.4 metres @ 1.02 g/t Au, 0.11% Cu from 183.0 metres 63.2 metres @ 0.15 g/t Au, 0.19% Cu from 354.0 metres
21-1325	32.4 metres @ 0.17 g/t Au, 0.18% Cu from 64.6 metres 32.4 metres @ 0.25 g/t Au, 0.27% Cu from 122.0 metres 57.0 metres @ 0.16 g/t Au, 0.16% Cu from 277.0 metres

South Boundary Zone (west of the open-pit)

21-1327	21.4 metres @ 0.60 g/t Au, 0.02% Cu from 72.0 metres 46.0 metres @ 1.25 g/t Au, 0.03% Cu from 107.0 metres 19.7 metres @ 2.00 g/t Au, 0.02% Cu from 234.1 metres
21-1328	31.1 metres @ 0.43 g/t Au, 0.02% Cu from 19.0 metres 33.0 metres @ 0.30 g/t Au, 0.03% Cu from 88.0 metres
21-1330	21.3 metres @ 1.29 g/t Au, 0.04% Cu from 60.3 metres 56.5 metres @ 0.43 g/t Au, 0.01% Cu from 121.5 metres

Rainbow Extension Zone (southern margin of the open-pit)

21-1320	121.6 metres @ at 0.12 g/t Au, 0.11% Cu from 185.7 metres
21-1321	42.0 metres @ at 0.24 g/t Au, 0.17% Cu from 282.0 metres
21-1323	32.0 metres @ at 0.25 g/t Au, 0.14% Cu from 207.0 metres
21-1326	63.0 metres @ at 0.30 g/t Au, 0.12% Cu from 212.0 metres

Assays returned from the MBX Deep zone throughout the third quarter show wide intercepts of potentially significant mineralization below the ultimate open-pit boundary. Porphyry-style mineralization is associated with potassic altered monzonite porphyry and footwall latite-andesite units. Lithologies are variably crosscut by early, transitional, and late-stage veins. To date, the tested dimensions of the MBX Deep zone are approximately 200 metres (north-northeast to south-southwest) by 140 metres (east to west) with an average width of 110 metres, for significant intervals, and potential to expand to the south and to the east.

Drilling in the GEF zone throughout the third quarter continued to define two targets: a shallow target associated with the GEF and an underlying target associated with the recently discovered potassic-altered monzonite porphyry stock (i.e., the Great Eastern stock). To date, the tested dimensions of the GEF shallow zone are approximately 400 metres (north-northwest to south-southeast) by 230 metres (east to west) with an average width of 25 metres, for significant intervals. Assay results returned from the Great Eastern stock zone show wide intercepts of potential significant mineralization in the hanging wall and footwall margins of the stock and surrounding potassic-altered volcanic-volcaniclastic units. The highest grade intervals are associated with zones of quartz stockwork within the stock and in the footwall margins. To date, the east-west dimensions of the Great Eastern stock defined by 2021 drilling are approximately 300 metres with no surrounding drill holes to the north or to the south.

Assays returned from the South Boundary zone, throughout the third quarter, showed high gold-low copper-style mineralization. Mineralization is hosted in pyrite stringers and semi-massive pyrite ± magnetite veins, concentrated at the margins of narrow monzonite porphyry dykes. To date, the tested dimensions of the South Boundary zone are approximately 400 metres (northwest to southeast) by 150 metres (east to west) with an average width of 30 metres, for significant intervals.

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target. Drill collar locations and associated graphics are available at the following link:

http://ml.globenewswire.com/Resource/Download/7c29d6c2-5f7e-4117-9e23-a12eae1bccab

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Mount Milligan Mine have been filed on SEDAR at www.sedar.com and are available on the Company’s website at www.centerragold.com.

Öksüt Mine

During the third quarter, geotechnical, resource definition, and exploration diamond drilling continued at the Öksüt Mine with five drill rigs. The program was mainly focused on expanding the known gold resources at the Keltepe and Güneytepe deposits, developing the Keltepe North and Keltepe Northwest oxide gold satellite resources, and targeting geochemical and geophysical anomalies at the Büyüktepe, Yelibelen, and Boztepe prospects.

During the quarter, 68 drill holes were completed, including 13 geotechnical, 38 resource infill/step-out, and 17 exploration holes, totalling 11,501 metres. Geotechnical drill holes, designed to obtain slope stability measurements for expanding open-pit boundaries, were also treated as resource infill/step-out holes, and were assayed. Exploration drill holes have returned anomalous results from Yelibelen and Büyüktepe and these prospects will be further tested in the fourth quarter.

All assay results from holes ODD0501 to ODD0568 were received, excluding the results from ten exploration drill holes as the analysis of the resource infill drilling was given priority.

Selected significant intersections are reported below:

Güneytepe (resource upgrade and expansion oxide gold)

ODD0502	55.9 metres @ 0.5 g/t Au from 1.5 metres including 5.5 metres @ 1.1 g/t Au from 36.5 metres
ODD0505	16.0 metres @ 0.92 g/t Au from the surface including 9.0 metres @ 1.23 g/t Au from the surface
ODD0506	70.6 metres @ 1.51 g/t Au from the surface including 26.9 metres @ 2.96 g/t Au from the surface
ODD0510	70.0 metres @ 1.53 g/t Au from the surface including 30.4 metres @ 2.85 g/t Au from 17.4 metres

Keltepe (resource expansion oxide gold)

ODD0507	24.4 metres @ 0.44 g/t Au from 2.6 metres
ODD0514	19.2 metres @ 0.65 g/t Au from 143.8 metres
ODD0522	32.4 metres @ 0.63 g/t Au from 119.0 metres

Keltepe North and Keltepe Northwest (resource expansion oxide gold)

ODD0524	29.2 metres @ 0.42 g/t Au from 65.8 metres
ODD0527	23.0 metres @ 0.47 g/t Au from 4.0 metres
ODD0534	34.0 metres @ 0.53 g/t Au from 21.6 metres
ODD0556	37.3 metres @ 0.71 g/t Au from 4.5 metres including 13.7 metres @ 1.13 g/t Au from 27.0 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 60% to 90% of the stated downhole interval. Drill collar locations and associated graphics are available at the following link:

http://ml.globenewswire.com/Resource/Download/7c29d6c2-5f7e-4117-9e23-a12eae1bccab

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Mine have been filed on SEDAR at www.sedar.com and are available on the Company’s website at www.centerragold.com.

Other Projects

Turkey

Sivritepe Project

The Sivritepe Project is located in the Amasya Province, approximately 265 km north-northeast of the Öksüt Mine. The 2021 drilling program continued with two diamond drill rigs during the third quarter at two prospects, Sivritepe East and Sivritepe West. Twenty-seven drill holes were completed, totalling 6,807 metres. Potentially significant gold mineralization was intersected at both prospects. In Sivritepe East, mineralization was detected as a number of northward dipping zones of oxidized higher grade gold mineralization near to the surface. In Sivritepe West, the drill holes targeted a greater than 1 km-long, east-west trending gold-in-soil anomaly that follows the contact between magmatic-hydrothermal breccias and intrusive rocks. Most drill holes drilled to date have returned mineralized intercepts. Drill hole results returned from Sivritepe East and Sivritepe West have indicated that the mineralization is still open to the east and west at both prospects.

Selected significant intersections are reported below:

Sivritepe East

STE0019	53.0 metres @ 0.31 g/t Au from the surface (oxide gold)
STE0021	30.1 metres @ 1.12 g/t Au from 55.9 metres including 14.1 metres @ 2.08 g/t Au from 57.6 metres (partially oxide gold)
STE0026	33.0 metres @ 6.93 g/t Au from 98.0 metres including 15.4 metres @ 14.53 g/t Au from 104.6 metres (oxide gold)

Sivritepe West

STW0015	55.1 metres @ 0.70 g/t Au from 68.0 metres including 14.0 metres @ 1.42 g/t Au from 75.0 metres (oxide gold)
STW0016	31.0 metres @ 1.07 g/t Au from the surface including 7.0 metres @ 2.32 g/t Au from 9 metres (oxide gold)
STW0018	73.0 metres @ 0.60 g/t Au from the surface including 10.0 metres @ 1.05 g/t Au from the surface, and including 13.0 metres @ 1.16 g/t Au from 17.0 metres (oxide gold)

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au and a maximum internal dilution interval of 5.0 metres. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone. Drill collar locations and associated graphics are available at the following link:

http://ml.globenewswire.com/Resource/Download/7c29d6c2-5f7e-4117-9e23-a12eae1bccab

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Sivritepe Project have been filed on SEDAR at www.sedar.com and are available on the Company’s website at www.centerragold.com.

BC Generative/New Projects

2XFred Project

The Two Times Fred (“2XFred”) project, located in the Nechako Plateau of Central British Columbia, is an earn-in project under option from Kootenay Silver Inc.

In the third quarter of 2021, remaining assay results were returned from the 2021 Phase 1 exploration drilling program; this included four drill holes, three of which were drilled in the northern part of the project area. Drilling in Phase 1 tested two sections within a low-sulfidation epithermal gold system, an interpreted mid-zone and a shallow zone separated by 1.7 kilometres along strike direction.

Several holes intersected multiple zones of elevated, but subeconomic gold and silver values associated with anomalous antimony, arsenic, and mercury. These intervals include quartz veins up to 20 cm wide with banded, colloform, and minor bladed carbonate texture. Mineralization includes thin bands of sooty sulfide in veins and quartz-cemented breccia, or within silicified fault breccia with quartz vein fragments. These veins underlie a near surface pseudo-sinter environment.

The 2021 Phase 2 drilling program began late in the third quarter. The program is expected to comprise 2,000 to 3,000 metres of drilling in up to 11 drill holes. At the end of the third quarter, three drill holes totalling 861 metres, had been completed. Drilling tested for veins in the Borrow Pit zone in the southern part of the project area, and the Saki vein zone, in the mid part of the project area, where kaolinite clay alteration was identified at surface.

Additional exploration activities at 2XFred in the third quarter included a controlled-source audio-frequency magnetotellurics survey. A total of 27 line-kilometres were completed in six new lines and four existing line extensions.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance / quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan deposit is described in the 2020 AIF and a technical report dated March 26, 2020 (with an effective date of December 31, 2019) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine and the Sivritepe Project, were prepared, reviewed, verified and compiled in accordance with NI 43-101 by Mustafa Cihan, Member of the Australian Institute of Geoscientists and Exploration Manager at the Company’s Turkish subsidiary Centerra Madencilik A.Ş., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance / quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s 2020 AIF and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com.

Exploration information, and other related scientific and technical information in this document, with respect to 2XFred and other BC generative projects, were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by C. Paul Jago, Member of Engineers and Geoscientists British Columbia and Exploration Manager - Generative North America, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance / quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

For more information:
John W. Pearson
Vice President, Investor Relations
Centerra Gold Inc.
(416) 204-1953
john.pearson@centerragold.com

Toby Caron
Treasurer and Director, Investor Relations
Centerra Gold Inc.
(416) 204-1153
toby.caron@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/7b886824-2b75-4df6-969b-bc7d3b3342a5